Exhibit 2

CEMEX, S.A.B. DE C.V.

Financial Statements

December 31, 2017, 2016 and 2015

(With Independent Auditor’s Report Thereon)

INDEX TO THE PARENT COMPANY-ONLY FINANCIAL STATEMENTS

CEMEX, S.A.B. de C.V. (Parent Company-only):

Income Statements for the years ended December 31, 2017, 2016 and 2015	1

Statements of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015	2

Statements of Financial Position as of December 31, 2017 and 2016	3

Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015	4

Statements of Changes in Stockholders’ Equity for the years ended December 31, 2017, 2016 and 2015	5

Notes to the Financial Statements	6

Independent Auditors’ Report - KPMG Cárdenas Dosal, S.C.	34

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Income Statements

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2017	2016	2015
Net sales	1, 2.13	$57,810	52,493	44,771
Revenues from Parent Company-only activities	3	736	807	733

		58,546	53,300	45,504

Cost of sales	2.14	(25,287)	(23,073)	(20,577)
Operating expenses	2.14, 4	(19,305)	(17,959)	(17,179)

Operating earnings before other income (expenses), net		13,954	12,268	7,748
Other income (expenses), net	5	(1,391)	530	(66)

Operating earnings		12,563	12,798	7,682
Financial expense	16	(15,126)	(15,430)	(12,720)
Financial income and other items, net	6	3,772	801	(2,377)
Foreign exchange results		(4,593)	5,833	3,301
Share of profit of equity accounted investees	12	17,867	13,430	349

Net income (loss) before income tax		14,483	17,432	(3,765)
Income tax	18.1	738	(3,399)	4,966

NET INCOME		$15,221	14,033	1,201

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Comprehensive Income

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2017	2016	2015
NET INCOME		$15,221	14,033	1,201
Items that will not be reclassified subsequently to the income statement
Currency translation effects	2.3	(9,263)	10,263	6,124
Derivative financial instruments designated as net investment hedge	16.4	110	—	—
Income tax recognized directly in other comprehensive income	18.2	(33)	—	—

Total items of other comprehensive income for the period		(9,186)	10,263	6,124

TOTAL COMPREHENSIVE INCOME		$6,035	24,296	7,325

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Financial Position

(Millions of Mexican pesos)

		December 31,
	Notes	2017	2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	$667	352
Trade accounts receivables, net	8	3,993	3,729
Other accounts receivable	9	1,342	947
Inventories	10	3,488	3,738
Accounts receivable from related parties	17.1	1,200	2,027
Other current assets	11	68	3,942

Total current assets		10,758	14,735

NON-CURRENT ASSETS
Equity accounted investees	12	414,953	419,180
Other investments and non-current accounts receivable	13	2,077	3,075
Property, machinery and equipment, net	14	3,523	3,473
Deferred income tax assets	18.2	828	—

Total non-current assets		421,381	425,728

TOTAL ASSETS		$432,139	440,463

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt	16.1	$15,844	728
Other financial obligations	16.2	9,110	811
Trade payables		7,437	5,641
Accounts payable to related parties	17.1	60,141	58,740
Other current liabilities	15	6,018	6,042

Total current liabilities		98,550	71,962

NON-CURRENT LIABILITIES
Long-term debt	16.1	140,208	171,936
Other financial obligations	16.2	10,515	24,681
Long-term accounts payable to related parties	17.1	373	802
Deferred income tax liabilities	18.2	—	172
Tax payable and other long-term liabilities	18.1	2,954	3,135

Total non-current liabilities		154,050	200,726

TOTAL LIABILITIES		252,600	272,688

STOCKHOLDERS’ EQUITY
Common stock and additional paid-in capital	19.1	144,654	127,336
Other equity reserves		13,483	24,794
Retained earnings	19.2	6,181	1,612
Net income		15,221	14,033

TOTAL STOCKHOLDERS’ EQUITY		179,539	167,775

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$432,139	440,463

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Cash Flows

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2017	2016	2015
OPERATING ACTIVITIES
Net income		$15,221	14,033	1,201
Non-cash items:
Depreciation of property, machinery and equipment	14	269	491	559
Share of profit of equity accounted investees	12	(17,867)	(13,430)	(349)
Financial items, net		15,947	8,796	11,796
Income taxes	18.1	(738)	3,399	(4,966)
Results from the sale of assets	5	(41)	(319)	11
Changes in working capital		7,521	61,765	(9,080)

Net cash flow provided by (used in) operating activities before financial expense and income taxes		20,312	74,735	(828)
Financial expense paid		(12,287)	(12,802)	(10,669)
Income taxes paid	18.1	(636)	(929)	(3,818)

Net cash flows provided by (used in) operating activities		7,389	61,004	(15,315)

INVESTING ACTIVITIES
Equity accounted investees	12	(375)	(36,964)	57
Disposal of investments in associates	12	7,106	—	—
Financial instruments		(942)	435	(1,672)
Property, plant and equipment	14	(216)	—	—

Net cash flows (used in) provided by investing activities		5,573	(36,529)	(1,615)

FINANCING ACTIVITIES
Long-term related parties, net	17.1	(429)	867	421
Derivative financial instruments	16.4	1,489	180	1,108
Issuance (payment) of debt, net	16	(12,180)	(22,707)	16,334
Securitization of trade accounts receivable	16.2	1,100	(745)	317
Other financial expenses paid in cash	16	(2,627)	(2,026)	(1,113)

Net cash flows (used in) provided by financing activities		(12,647)	(24,431)	17,067

Increase in cash and cash equivalents		315	44	137
Cash and cash equivalents at beginning of period		352	308	171

CASH AND CASH EQUIVALENTS AT END OF PERIOD	7	$667	352	308

Changes in working capital:
Trade accounts receivables, net	8	$(264)	(257)	(1,673)
Other accounts receivable	9	(395)	142	594
Inventories	10	250	(897)	(392)
Short-term related parties, net	17.1	6,158	59,185	(5,948)
Trade payables		1,796	2,068	764
Other current liabilities	15	(24)	1,524	(2,425)

Changes in working capital, excluding income taxes		$7,521	61,765	(9,080)

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

	Note	Common stock	Additional paid-in capital	Other equity reserves	Retained earnings	Total stockholders’ equity
Balance as of December 31, 2014		$4,151	101,216	10,738	14,998	131,103
Comprehensive income, net		—	—	6,124	1,201	7,325
Capitalization of retained earnings	19.1	4	7,613	—	(7,617)	—
Effects of early conversion and issuance of convertible subordinated notes	16.2	3	5,982	(934)	—	5,051
Share-based compensation	19.1	—	655	(655)	—	—

Balance as of December 31, 2015		$4,158	115,466	15,273	8,582	143,479
Comprehensive income, net		—	—	10,263	14,033	24,296
Capitalization of retained earnings	19.1	4	6,966	—	(6,970)	—
Share-based compensation	19.1	—	742	(742)	—	—

Balance as of December 31, 2016		$4,162	123,174	24,794	15,645	167,775
Comprehensive income, net		—	—	(9,186)	15,221	6,035
Capitalization of retained earnings	19.1	5	9,459	—	(9,464)	—
Effects of early conversion of convertible subordinated notes	16.2	4	7,059	(1,334)	—	5,729
Share-based compensation	19.1	—	791	(791)	—	—

Balance as of December 31, 2017		$4,171	140,483	13,483	21,402	179,539

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

1)	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V. founded in 1906, is a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico. CEMEX, S.A.B. de C.V. is a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials. In addition, in order to facilitate the acquisition of financing and run its operations in Mexico more efficiently; CEMEX, S.A.B. de C.V. carries out all businesses and operational activities of the cement, ready-mix concrete and aggregates sectors in Mexico.

The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) under the symbol “CEMEXCPO”. Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” or the “Parent Company-only”, used in these accompanying notes to the Parent Company-only financial statements refers to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The term “CEMEX” refers to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. The issuance of these separate financial statements was authorized by the Board of Directors of CEMEX, S.A.B. de C.V. on February 1, 2018. These financial statements will be submitted for authorization to the General Ordinary Shareholders’ Meeting of CEMEX, S.A.B. de C.V. on April 5, 2018.

2)	SIGNIFICANT ACCOUNTING POLICIES

2.1)	BASIS OF PRESENTATION AND DISCLOSURE

CEMEX, S.A.B. de C.V.’s financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Presentation currency and definition of terms

The presentation currency of these financial statements is the Mexican peso. When reference is made to “Pesos” or “$” it means Mexican pesos. The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to prices per share. When reference is made to “US$” or “Dollars”, it means dollars of the United States of America (“United States”). When reference is made to “€” or “euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “pounds”, it means British pounds sterling. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in pesos or dollars, as applicable, actually represent those peso or dollar amounts or could be converted into pesos or dollars at the rate indicated. As of December 31, 2017 and 2016, translations of pesos into dollars and dollars into pesos, were determined for statements of financial position amounts using the closing exchange rates of $19.65 and $20.72 pesos per dollar, respectively, and for income statements amounts, using the average exchange rates of $18.88, $18.72 and $15.98 pesos per dollar for 2017, 2016 and 2015, respectively. When the amounts between parentheses are the peso and the dollar, the amounts were determined by translating the Euro amount into Dollars using the closing exchange rates at year-end and then translating the Dollars into Pesos as previously described.

Income Statements

CEMEX, S.A.B. de C.V. includes the line item titled “Operating earnings before other income (expenses), net” considering that it is a relevant measure for CEMEX, S.A.B. de C.V.’s management. Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other income (expenses), net” and the display of the income statement vary significantly by industry and company according to specific needs.

The line item “Other income (expense), net” consists primarily of revenues and expenses not directly related to CEMEX, S.A.B. de C.V.’s main activities, or which are of an unusual and/or non-recurring nature, including impairment losses of long-lived assets and results on disposal of assets, among others (note 5).

Statements of cash flows

The statements of cash flows exclude the following transactions that did not represent sources or uses of cash:

•

In 2017, 2016 and 2015, the increases in common stock and additional paid-in capital associated with: (i) the capitalization of retained earnings for $9,464, $6,970 and $7,617, respectively; and (ii) CPOs issued as part of the executive share-based compensation programs for $791, $742 and $655, respectively (note 19.1);

•	In 2017, 2016 and 2015, the changes in property, plant and equipment for $248, $231 and $1,499, respectively, associated with the negotiation of finance leases (note 14 and 17.2);

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Statements of cash flows - Continued

•

In 2017, the decrease in debt for $5,468, the net decrease in other equity reserves for $1,334, the increase in common stock for $4 and the increase in additional paid-in capital for $7,059, in connection with the early conversion of part of the 2018 optional convertible subordinated notes, which involved, the early conversion of optional convertible subordinated notes due in 2018. In addition, in 2015, the decrease in debt for $4,517, the net decrease in other equity reserves for $934, the increase in common stock for $3 and the increase in additional paid-in capital for $5,982, in connection with the issuance of optional convertible subordinated notes due in 2020, which involved, the exchange and early conversion of optional convertible subordinated notes due in 2016. These transactions involved the issuance of approximately 43 million ADSs in 2017 and 42 million ADSs in 2015 (note 16.2);

•

In 2015, the decrease in other current and non-current liabilities and in deferred tax assets in connection with changes in the tax legislation in Mexico effective as of December 31, 2015 (notes 18.3); and

•	In 2015, the increase in equity accounted investees through the capitalization of a loan for $11,330 (note 12).

2.2)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The items subject to significant estimates and assumptions by management include impairment tests of long-lived assets and the equity accounted investees, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value. Significant judgment by management is required to appropriately assess the amounts of these concepts.

2.3)	FOREIGN CURRENCY TRANSACTIONS

Transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the statements of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated to the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, which settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 2.12) until the disposal of the foreign net investment, at which time, the accumulated amount is recycled through the Income Statements as part of the gain or loss on disposal.

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to pesos at the closing exchange rate for statements of financial position accounts and at the closing exchange rates of each month within the period for income statements accounts. The functional currency is that in which each entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 2.12) until the disposal of the net investment in the foreign subsidiary.

Considering its integrated activities, for purposes of functional currency, the Parent Company-only is considered to have two divisions, one related with its financial and Parent Company-only activities, in which the functional currency is the dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company-only’s operating activities in Mexico, in which the functional currency is the peso for all assets, liabilities and transactions associated with these activities. The most significant closing exchange rates and the approximate average exchange rates for statements of financial position accounts and income statements accounts, respectively, as of December, 31 2017, 2016 and 2015, were as follows:

	2017		2016		2015
Currency	Closing	Average	Closing	Average	Closing	Average
Dollar	19.6500	18.8800	20.7200	18.7200	17.2300	15.9800
Euros	23.5866	21.4122	21.7945	20.6564	18.7181	17.6041
British Pound Sterling	26.5361	24.4977	25.5361	25.0731	25.4130	24.3638

The peso to U.S. dollar exchange rate used by CEMEX, S.A.B. de C.V. is an average of free market rates available to settle its foreign currency transactions. No significant differences exist, in any case, between the foreign exchange rates used by CEMEX, S.A.B. de C.V. and those exchange rates published by the Mexican Central Bank.

2.4)	CASH AND CASH EQUIVALENTS (note 7)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly-liquid short-term investments, which are easily convertible into known amounts of cash, and which are not subject to significant risks of changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed- income investments are recorded at cost plus accrued interest. Accrued interest is included in the income statement as part of “Financial income and other items, net.”

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Cash and cash equivalents - Continued

The amount of cash and cash equivalents in the statements of financial position includes restricted cash and investments, comprised of deposits in margin accounts that guarantee certain of CEMEX, S.A.B. de C.V.’s obligations, to the extent that the restriction will be lifted in less than three months from the statements of financial position reporting date. When the restriction period is greater than three months, such restricted cash and investments are not considered cash equivalents and are included within short-term or long-term other accounts receivable as appropriate. When contracts contain provisions for net settlement, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX, S.A.B. de C.V. has with its counterparts.

2.5)	FINANCIAL INSTRUMENTS

Beginning January 1, 2018, IFRS 9, Financial Instruments: classification and measurement is effective, see note 2.17. Until December 31, 2017, CEMEX’s policy for the recognition of financial instruments is set forth below:

Trade accounts receivable and other current accounts receivable (notes 8 and 9)

Instruments under these captions are classified as “loans and receivables” and are recorded at their amortized cost, representing the net present value (“NPV”) of the consideration receivable or payable as of the transaction date. Due to their short-term nature, CEMEX, S.A.B. de C.V. initially recognizes these receivables at the original invoiced amount less an estimate of doubtful accounts. Allowances for doubtful accounts were recognized based on incurred loss estimates against administrative and selling expenses.

Trade accounts receivables sold under securitization programs, in which certain residual interest in the trade receivables sold in case of recovery failure and continued involvement in such assets is maintained, do not qualify for derecognition and are maintained on the statement of financial position (note 8).

Other investments and non-current accounts receivable (note 13)

As part also of “loans and receivables,” non-current accounts receivable and investments classified as held to maturity are initially recognized at their amortized cost. Subsequent changes in NPV are recognized in the income statement as part of “Financial income and other items, net”.

Investments in financial instruments held for trading, as well as those investments available for sale, are recognized at their estimated fair value, in the first case through the income statement as part of “Financial income and other items, net” and in the second case, changes in valuation are recognized as part of comprehensive income for the period within other equity reserves until their time of disposition, when all valuation effects accrued in equity are reclassified to “Financial income and other items, net,” in the income statement. These investments are tested for impairment upon the occurrence of a significant adverse change or at least once a year during the last quarter.

Debt and other financial obligations (notes 16.1 and 16.2)

Bank loans and notes payable are recognized at their amortized cost. Interest accrued on financial instruments is recognized within other current liabilities against financial expense. During the reported periods, CEMEX, S.A.B. de C.V did not have financial liabilities voluntarily recognized at fair value or associated to fair value hedge strategies with derivative financial instruments. Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt, by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of related debt are amortized as interest expense as part of the effective interest rate of each transaction over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements when the new instrument is substantially different to the old instrument according to a qualitative and quantitative analysis, are recognized in the income statement as incurred.

Finance leases are recognized as financing liabilities against a corresponding fixed asset for the lesser of the market value of the leased asset and the NPV of future minimum lease payments, using the contract’s implicit interest rate to the extent available, or the incremental borrowing cost. The main factors that determine a finance lease are: a) ownership title of the asset is transferred to CEMEX, S.A.B. de C.V. at the expiration of the contract; b) CEMEX, S.A.B. de C.V. has a bargain purchase option to acquire the asset at the end of the lease term; c) the lease term covers most of the useful life of the asset; and/or d) the NPV of minimum payments represents substantially all the fair value of the related asset at the beginning of the lease.

Financial instruments with components of both liabilities and equity (note 16.2)

The financial instrument that contains components of both liability and equity, such as notes convertible into a fixed number of the issuer’s shares and denominated its same functional currency, each component is recognized separately in the statement of financial position according to the specific characteristics of each transaction. In the case of instruments mandatorily convertible into shares of the issuer, the liability component represents the NPV of interest payments on the principal amount using a market interest rate, without assuming any early conversion, and is recognized within “Other financial obligations,” whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within “Other equity reserves” net of commissions. In the case of instruments that are optionally convertible into a fixed number of shares, the liability component represents the difference between the principal amount and the fair value of the conversion option premium, which reflects the equity component (note 2.12). When the transaction is denominated in a currency different than the functional currency of the issuer, the conversion option is accounted for as a derivative financial instrument at fair value in the income statements

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Derivative financial instruments (note 16.4)

CEMEX, S.A.B. de C.V. recognizes all derivative instruments as assets or liabilities in the statement of financial position at their estimated fair values, and the changes in such fair values are recognized in the income statement within “Financial income and other items, net” for the period in which they occur, except for the effective portion of changes in fair value of derivative instruments associated with cash flow hedges, in which case, such changes in fair value are recognized in stockholders’ equity, and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result (note 2.3), which reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX, S.A.B. de C.V. did not have derivatives designated as fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX, S.A.B. de C.V. believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

CEMEX, S.A.B. de C.V. reviews its contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statements of financial position as assets or liabilities, applying the same valuation rules used for other derivative financial instruments.

Put options granted for the purchase of non-controlling interests and associates

Represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a subsidiary of CEMEX, S.A.B. de C.V. When the obligation should be settled in cash or through the delivery of other financial asset, CEMEX, S.A.B. de C.V. recognizes a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and CEMEX, S.A.B. de C.V. has the election to settle using its own shares.

In respect of a put option granted for the purchase of an associate, CEMEX, S.A.B. de C.V. would recognize a liability against a loss in the income statements whenever the estimated purchase price exceeds the fair value of the net assets to be acquired by CEMEX, S.A.B. de C.V., had the counterparty exercised its right to sell. As of December 31, 2017 and 2016, there were no written put options.

Fair value measurements (note 16.3)

Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•

Level 1.- represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX, S.A.B. de C.V. has the ability to access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

•

Level 2.- are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs CEMEX, S.A.B. de C.V. determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.

•

Level 3.- inputs are unobservable inputs for the asset or liability. CEMEX, S.A.B. de C.V. used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operative EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value.

2.6)	INVENTORIES (note 10)

Inventories are valued using the lower of cost or net realizable value. The cost of inventories includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX, S.A.B. de C.V. analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value, whereas, if an obsolescence situation occurs, the inventory obsolescence reserve is increased. In both cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets.

2.7)	EQUITY ACCOUNTED INVESTEES (note 12)

Investments in controlled entities and associates, which are not classified as held for sale, are measured using the equity method.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

2.8)	PROPERTY, MACHINERY AND EQUIPMENT (note 14)

Property, machinery and equipment are recognized at acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of property, machinery and equipment is recognized as part of operating costs and expenses (note 4) and is calculated using the straight-line method over the estimated useful lives of the assets. As of December 31, 2017, the average useful lives by category of fixed assets were as follows:

Years
Administrative and industrial buildings	68
Machinery and equipment in plant	25
Ready-mix trucks and motor vehicles	10

Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such fixed assets. Periodic maintenance on fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other long-term accounts receivable. The useful lives and residual values of property, machinery and equipment are reviewed at each reporting date and adjusted if appropriate.

2.9)	IMPAIRMENT OF LONG LIVED ASSETS (notes 12 and 14)

Property, machinery and equipment and other investments

These assets are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in CEMEX, S.A.B. de C.V.’s operating environment or in technology, as well as expectations of lower operating results, in order to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in the income statement for the period within “Other income (expenses), net,” for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, and the asset’s value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers.

When impairment indicators exist, for each long-lived asset, CEMEX, S.A.B. de C.V. determines its projected revenue streams over the estimated useful life of the long lived asset. In order to obtain discounted cash flows attributable to each long-lived asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to NPV using the risk adjusted discount rate of return. The most significant economic assumptions are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. The fair values of these assets are very sensitive to changes in such significant assumptions. Certain key assumptions are more subjective than others. CEMEX, S.A.B. de C.V. validates its assumptions through benchmarking with industry practices and the corroboration of third party valuation advisors. Significant judgment by management is required to appropriately assess the fair values and values in use of the related assets, as well as to determine the appropriate valuation method and select the significant economic assumptions.

Equity accounted investees

Equity accounted investees are tested for impairment when required due to significant adverse changes, by determining the recoverable amount of such investment, which consists of the higher of the investment in subsidiaries and associates’ fair value, less cost to sell and value in use, represented by the discounted amount of estimated future cash flows to be generated to which those net assets relate. CEMEX, S.A.B. de C.V. determines initially its discounted cash flows over periods of 5 to 10 years, depending on the economic cycle. If the value in use of the equity accounted investees is lower than its corresponding carrying amount, the Parent Company determines the fair value of its investment using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions. An impairment loss is recognized within “Other income (expenses), net”, if the recoverable amount is lower than the net book value of the investment.

2.10)	PROVISIONS (note 15)

CEMEX, S.A.B. de C.V. recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would imply cash outflows or the delivery of other resources owned by the Parent Company-only. As of December 31, 2017 and 2016 some significant proceedings that gave rise to a portion of the carrying amount of the Parent Company’s other current and non-current liabilities and provisions are detailed in note 15.

Considering guidance under IFRS, CEMEX, S.A.B. de C.V. recognizes provisions for levies imposed by governments until the obligating event or the activity that triggers the payment of the levy has occurred, as defined in the legislation.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Contingencies and commitments (note 20)

Obligations or losses related to contingencies are recognized as liabilities in the statement of financial position only when present obligations exist resulting from past events that are expected to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. CEMEX, S.A.B. de C.V. does not recognize contingent revenues, income or assets, unless the realization is virtually certain.

2.11)	INCOME TAXES (note 18)

The effects reflected in the income statement for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary. Deferred income taxes is the result of applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the manner in which CEMEX, S.A.B. de C.V. expects to recover or settle the carrying amount of its assets and liabilities. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Deferred tax assets are reviewed at each reporting date and are reduced when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that CEMEX, S.A.B. de C.V. believes will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX would decrease such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX, S.A.B. de C.V. would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX, S.A.B. de C.V. takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc. Likewise, CEMEX, S.A.B. de C.V. analyzes its actual results versus the Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX, S.A.B. de C.V.’s estimates, the deferred tax asset and/or valuations may be affected and necessary adjustments will be made based on relevant information in CEMEX, S.A.B. de C.V.’s income statement for such period.

The income tax effects from an uncertain tax position are recognized when is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information, and they are measured using a cumulative probability model. Each position has been considered on its own, regardless of its relation to any other broader tax settlement. The high probability threshold represents a positive assertion by management that CEMEX, S.A.B. de C.V. is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the income statements.

The effective income tax rate is determined dividing the line item “Income Tax” by the line item “Earnings before income (loss) tax.” This effective tax rate is further reconciled to CEMEX, S.A.B. de C.V.’s statutory tax rate applicable in Mexico (note 18). A significant effect in CEMEX, S.A.B. de C.V.’s effective tax rate and consequently in the aforementioned reconciliation of CEMEX, S.A.B. de C.V.’s effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the effective tax rates.

CEMEX, S.A.B. de C.V.’s current and deferred income tax amounts included in the income statement for the period are highly variable, and are subject, among other factors, to taxable income. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rates fluctuations and interest on debt, among others, as well as to the estimated tax assets at the end of the period due to the expected future generation of taxable gains.

2.12)	STOCKHOLDERS’ EQUITY

Common stock and additional paid-in capital (note 19.1)

These items represent the value of stockholders’ contributions, and include increases related to the capitalization of retained earnings and the recognition of executive compensation programs in CEMEX, S.A.B. de C.V.’s CPOs as well as decreases associated with the restitution of retained earnings.

Other equity reserves

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income, which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners. The most significant items within “Other equity reserves” during the reported periods are as follows:

Items of “Other equity reserves” included within other comprehensive income:

•	Changes in fair value of available-for-sale investments until their disposal (note 2.5); and

•	Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Items of “Other equity reserves” not included in comprehensive income:

•

The effective portion of the valuation and liquidation effects from derivative instruments under cash flow and net investment hedging relationships, which are recorded in stockholders’ equity (note 2.5);

•

The equity component of securities which are mandatorily or optionally convertible into shares of the Parent Company-only (note 16.2). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital; and

•	The items recognized by the subsidiaries in “other equity reserves”, which are recognized through the equity method.

Retained earnings (note 19.2)

Retained earnings represent the cumulative net results of prior years, net of: a) dividends declared; b) capitalization of retained earnings; and c) restitution of retained earnings when applicable.

2.13)	REVENUE RECOGNITION (note 3)

Beginning January 1, 2018, IFRS 15, Revenue from contracts with customers is effective, see note 2.17. Until December 31, 2017, CEMEX, S.A.B. de C.V.’s policy for revenue recognition is set forth below:

CEMEX, S.A.B. de C.V. net sales, as well as the revenues from Parent Company-only activities, represent the value, before tax on sales, of revenues originated by products and services sold by CEMEX, S.A.B. de C.V. as a result of their ordinary activities and are quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers.

Revenue from the sale of goods and services is recognized when goods are delivered or services are rendered to customers, there is no condition or uncertainty implying a reversal thereof, and they have assumed the risk of loss. Revenue from trading activities, in which CEMEX, S.A.B. de C.V. acquires finished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX, S.A.B. de C.V. assumes the total risk on the goods purchased, not acting as agent or broker.

2.14)	COST OF SALES AND OPERATING EXPENSES (note 4)

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of CEMEX, S.A.B. de C.V.’s ready-mix concrete business.

Administrative expenses represent the expenses associated with services and equipment, including depreciation and amortization, related to managerial activities and back office for CEMEX, S.A.B. de C.V.’s management.

Sales expenses represent the expenses associated with services and equipment, including depreciation and amortization, involved specifically in sales activities.

Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities.

2.15)	EXECUTIVE SHARE-BASED COMPENSATION

Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of CEMEX, S.A.B. de C.V.; or as liability instruments when CEMEX, S.A.B. de C.V. commits to make cash payments to the executives on the exercise date of the awards based on changes in CEMEX, S.A.B. de C.V.’s and/or subsidiary’s own stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the income statement during the period in which the exercise rights of the employees become vested. In respect of liability instruments, these instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the operating results. CEMEX, S.A.B. de C.V. determines the estimated fair value at the date of grant of stock compensation programs with performance conditions using Monte Carlo simulations.

2.16)	CONCENTRATION OF BUSINESS AND CREDIT

CEMEX, S.A.B. de C.V. sells its products primarily to distributors in the construction industry, with no specific geographic concentration. As of and for the years ended December 31, 2017, 2016 and 2015, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade accounts receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

2.17)	NEWLY ISSUED IFRS NOT YET ADOPTED

There are a number of IFRS issued as of the date of issuance of these financial statements but which have not yet been adopted, which are listed below.

IFRS 9, Financial Instruments: classification and measurement (“IFRS 9”)

IFRS 9 sets forth the guidance relating to the classification and measurement of financial assets and liabilities, the accounting for expected credit losses of financial assets and commitments to extend credits, as well as the requirements for hedge accounting; and will replace IAS 39, Financial instruments: recognition and measurement (“IAS 39”). IFRS 9 is effective beginning January 1, 2018. Among other aspects, IFRS 9 changes the classification categories for financial assets under IAS 39 of: 1) held to maturity; 2) loans and receivables; 3) fair value through the income statement; and 4) available for sale; and replaces them with categories that reflect the measurement method the contractual cash flow characteristics and the entity’s business model for managing the financial asset: 1) amortized cost, that will significantly comprise IAS39 held to maturity and loans and receivables categories; 2) fair value through other comprehensive income, similar to IAS 39 held to maturity category; and 3) fair value through the income statement with the same IAS 39 definitions. The adoption of such classification categories under IFRS 9 will not have any significant effect on CEMEX, S.A.B. de C.V.’s operating results, financial situation and compliance of contractual obligations (financial restrictions).

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

IFRS 9, Financial Instruments: classification and measurement - Continued

In addition, under the new impairment model based on expected credit losses, impairment losses for the entire lifetime of financial assets, including trade accounts receivable, are recognized on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if the loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. Changes in the allowance for doubtful accounts under the new expected credit loss model upon adoption of IFRS 9 on January 1, 2018 will be recognized through equity.

In this regard, CEMEX, S.A.B. de C.V. developed an expected credit loss model applicable to its trade accounts receivable that considers the historical performance, as well as the credit risk and expected developments for each group of customers, ready for the prospective adoption of IFRS 9 on January 1, 2018. The preliminary effects for adoption of IFRS 9 on January 1, 2018 related to the new expected credit loss model which do represent any significant impact on CEMEX, S.A.B. de C.V.’s operating results, financial situation and compliance of contractual obligations (financial restrictions), represent an estimated increase in the allowance for doubtful accounts as of December 31, 2017 of $110 that will be recognized against equity.

In connection with hedge accounting under IFRS 9, among other changes, there is a relief for entities in performing: a) the retrospective effectiveness test at origination of the hedging relationship; and b) the requirement to maintain a prospective effectiveness ratio between 0.8 and 1.25 at each reporting date for purposes of sustaining the hedging designation, both requirements of IAS 39. Under IFRS 9, a hedging relationship can be established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy. Nonetheless, IFRS 9 maintains the same hedging accounting categories of cash flow hedge, fair value hedge and hedge of a net investment established in IAS 39, as well as the requirement of recognizing the ineffective portion of a cash flow hedge immediately in the income statement. CEMEX, S.A.B. de C.V. does not expect any significant effect upon the adoption of the new hedge accounting rules under IFRS 9 beginning January 1, 2018.

Considering the prospective adoption of IFRS 9 as of January 1, 2018, according to the options provided in the standard, there may be lack of comparability beginning January 1, 2018, with the information of impairment of financial assets disclosed in prior years, however, the effects are not significant.

IFRS 15, Revenues from contracts with customers (“IFRS 15”)

Under IFRS 15, an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, following a five step model: Step 1: Identify the contract(s) with a customer (agreement that creates enforceable rights and obligations); Step 2: Identify the different performance obligations (promises) in the contract and account for those separately; Step 3: Determine the transaction price (amount of consideration an entity expects to be entitled in exchange for transferring promised goods or services); Step 4: Allocate the transaction price to each performance obligation based on the relative stand-alone selling prices of each distinct good or service; and Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation by transferring control of a promised good or service to the customer. A performance obligation may be satisfied at a point in time (typically for the sale of goods) or over time (typically for the sale of services and construction contracts). IFRS 15 also includes disclosure requirements to provide comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. IFRS 15 is effective on January 1, 2018 and will supersede all existing guidance on revenue recognition. Beginning January 1, 2018, CEMEX, S.A.B. de C.V. will adopt IFRS 15 using the full retrospective approach, which represents the restatement of the financial statements of prior years.

CEMEX, S.A.B. de C.V. started in 2015 the evaluation of the impacts of IFRS 15 on the accounting and disclosures of its revenues. As of December 31, 2017, CEMEX, S.A.B. de C.V. has analyzed its contracts with customers in all the countries in which it operates in order to review the different performance obligations and other promises (discounts, loyalty programs, rebates, etc.) included in such contracts, among other aspects, aimed to determine the differences in the accounting recognition of revenue with respect to current IFRS and concluded the theoretical assessment. In addition, key personnel were trained in the new standard with the support of external experts and an online training course was implemented. Moreover, CEMEX, S.A.B. de C.V. also concluded the quantification of the adjustments that are necessary to present prior year’s information under IFRS 15 beginning in 2018 and has implemented the necessary changes in business processes to generate information under IFRS 15 beginning in 2018. The adjustments determined in CEMEX, S.A.B. de C.V.’s revenue recognition will not generate any significant impact on CEMEX, S.A.B. de C.V.’s operating results, financial situation and compliance of contractual obligations (financial restrictions).

Among other minor effects, the main changes under IFRS 15 as they apply to CEMEX, S.A.B. de C.V. refer to: a) several reclassifications that are required to comply with IFRS 15 new accounts in the statement of financial position aimed to recognize contract assets (costs to obtain a contracts) and contract liabilities (deferred revenue for promises not yet fulfilled); b) rebates and/or discounts offered to customers in a sale transaction that are redeemable by the customer in a subsequent purchase transaction, are considered separate performance obligations, rather than future costs, and a portion of the sale price of such transaction allocated to these promises should be deferred to revenue until the promise is redeemed or expires; and c) awards (points) offer to customers through their purchases under loyalty programs that are later redeemable for goods or services, also represent separate performance obligations, rather than future costs, and a portion of the sale price of such transactions allocated to these points should be deferred to revenue until the points are redeemed or expire. These reclassifications and adjustments are not expected to be material.

Considering the full retrospective adoption of IFRS 15 beginning January 1, 2018, according to the options considered in the standard, there will not be lack of comparability of the financial information prepared in prior years.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

IFRS 16, Leases (“IFRS 16”)

IFRS 16 defines leases as any contract or part of a contract that conveys to the lessee the right to use an asset for a period of time in exchange for consideration and the lessee directs the use of the identified asset throughout that period. In summary, IFRS 16 introduces a single lessee accounting model, and requires a lessee to recognize, for all leases with a term of more than 12 months, unless the underlying asset is of low value, assets for the right-of-use the underlying asset against a corresponding financial liability, representing the NPV of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. A lessee shall present either in the balance sheet, or disclose in the notes, right-of-use assets separately from other assets, as well as, lease liabilities separately from other liabilities. IFRS 16 is effective beginning January 1, 2019 and will supersede all current standards and interpretations related to lease accounting.

As of December 31, 2017, CEMEX, S.A.B. de C.V. has concluded an assessment of its main outstanding lease contracts and other contracts that may have embedded the use of an asset, in order to inventory the most relevant characteristics of such contracts (types of assets, committed payments, maturity dates, renewal clauses, etc.). During the first quarter of 2018, CEMEX, S.A.B. de C.V. expects to define its future policy under IFRS 16 in connection with the exception for short-term leases and low-value assets, in order to set the basis and be able to quantify the required adjustments for the proper recognition of the assets for the “right-of-use” and the corresponding financial liabilities, aiming to adopt IFRS 16 on January 1, 2019. CEMEX, S.A.B. de C.V. plans preliminarily the adoption IFRS 16 retrospectively to the extent such adoption is practicable. Based on its preliminary assessment as of the reporting date, CEMEX, S.A.B. de C.V. considers that upon adoption of IFRS 16, most of its outstanding operating leases (notes 17.2 and 20.4) would be recognized in the statement of financial position, increasing assets and liabilities, as well as amortization and interest, without any significant initial effect on net assets.

CEMEX, S.A.B. de C.V. does not expect any significant effect on its operation results, financial situation and compliance with contractual obligations (financial restrictions) due to the adoption effects. If retrospective adoption of IFRS 16 beginning January 1, 2019 is applied, according to the options considered in the standard, there would not be lack of comparability of the financial information prepared in prior years.

IFRIC 23, Uncertainty over-income tax treatments (“IFRIC 23”)

IFRIC 23 clarifies the accounting for uncertainties in income taxes. Among other aspects, when an entity concludes that it is not probable that a particular tax treatment is accepted, the entity has to use the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The decision should be based on which method provides better predictions of the resolution of the uncertainty. IFRIC 23 is effective beginning January 1, 2019. Considering CEMEX, S.A.B. de C.V.’s current policy for uncertain tax positions (note 2.13) CEMEX, S.A.B. de C.V. does not expect any significant effect from the adoption of IFRIC 23.

3)	REVENUES FROM PARENT COMPANY-ONLY ACTIVITIES

Revenues from Parent Company-only activities as of December 31, 2017, 2016 and 2015, consisted of the following:

	2017	2016	2015
Rental income	$65	63	54
License fees	671	744	679

	$736	807	733

4)	OPERATING EXPENSES, DEPRECIATION AND AMORTIZATION

CEMEX, S.A.B. de C.V.’s operating expenses during 2017, 2016 and 2015 by function are as follows:

	2017	2016	2015
Administrative expenses	$10,933	10,046	10,633
Selling expenses	845	952	674
Distribution and logistics expenses	7,527	6,961	5,872

	$19,305	17,959	17,179

Depreciation and amortization recognized during 2017, 2016 and 2015 are detailed as follows:

	2017	2016	2015
Depreciation and amortization expense included in cost of sales	$231	423	481
Depreciation and amortization expense included in operating expenses	38	68	78

	$269	491	559

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

5)	OTHER INCOME (EXPENSES), NET

The detail of the line item “Other income (expenses), net” in 2017, 2016 and 2015 was as follows:

	2017	2016	2015
Results from the sale of assets, net	$41	319	(11)
Miscellaneous fees	(730)	—	—
Others	(702)	211	(55)

	$(1,391)	530	(66)

For the year ended December 31, 2017, the miscellaneous fees are related to the resources paid in relation to the assets sale in some of our subsidiaries. Moreover, for the year 2016, the Results from the sale of assets, net, include a gain of the divestment of equity interest in associates from $293 (US$14) (note 12).

6)	FINANCIAL INCOME AND OTHER ITEMS, NET

For the years ended December 31, 2017, 2016 and 2015, the detail of “Financial income and other items, net” is as follows:

	2017	2016	2015
Financial income	$58	453	608
Results from financial instruments, net (note 13 and 16.4)	3,714	348	(2,985)

	$3,772	801	(2,377)

For the period ended as of December 31, 2017, the caption Result from financial instruments, net, includes the gain on the sale of GCC shares, for an aggregate amount of $ 3,541 (note 12).

7)	CASH AND CASH EQUIVALENTS

As of December 31, 2017 and 2016, cash and cash equivalents include cash and bank accounts of $667 and $352, respectively.

8)	TRADE ACCOUNTS RECEIVABLES, NET

As of December 31, 2017 and 2016, trade accounts receivable, net consisted of:

	2017	2016
Trade accounts receivable	$4,249	3,948
Allowances for doubtful accounts	(256)	(219)

	$3,993	3,729

As of December 31, 2017 and 2016, trade accounts receivable include receivables of $2,234 (US$114) and $2,074 (US$100), respectively, sold under outstanding trade receivables securitization programs and/or factoring programs with recourse, established in Mexico, in which CEMEX, S.A.B. de C.V. effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, CEMEX, S.A.B. de C.V. retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position and the funded amounts to CEMEX, S.A.B. de C.V. of $1,634 (US$83) in 2017 and $533 (US$26) in 2016, were recognized within the line item of “Other financial obligations,” the difference in each year against the trade receivables sold was maintained as reserves. Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $93 (US$5) in 2017, $70 (US$3) in 2016 and $78 (US$5) in 2015. CEMEX, S.A.B. de C.V.’s securitization programs are negotiated for periods of one to two years and are usually renewed at their maturity.

Allowances for doubtful accounts were established until December 31, 2017 based on an incurred loss model according to the credit history and risk profile of each customer (note 2.17). For the years ended as of December 31, 2017, 2016 and 2015, the expense related with the allowances of accounts were $37, $142 and $53, respectively, which were recognized as part of the operating expense.

9)	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2017 and 2016, other accounts receivable include the following:

	2017	2016
Other refundable taxes	$57	577
Derivative financial instruments (note 16.4)	1,056	233
Non- trade accounts receivable	229	137

	$1,342	947

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

10)	INVENTORIES

As of December 31, 2017 and 2016, the balance of inventories was summarized as follows:

	2017	2016
Finished goods	$689	788
Work-in-process	656	538
Raw materials	528	486
Materials and spare parts	1,244	1,220
Inventory in transit	371	706

	$3,488	3,738

For the years ended December 31, 2017 and 2016, CEMEX, S.A.B. de C.V. recognized in the income statement, inventory obsolescence of $77 and $6, respectively.

11)	OTHER CURRENT ASSETS

As of December 31, 2017 and 2016, other current assets consisted of:

	2017	2016
Advance payments	$46	60
Assets held for sale (note 12)	22	3,882

	$68	3,942

12)	EQUITY ACCOUNTED INVESTEES

As of December 31, 2017 and 2016 equity accounted investees, include the following:

	Activity	Country	%	2017	2016
CEMEX México, S.A. de C.V.	Cement	Mexico	100.0	$301,366	322,426
CEMEX Trademarks Holding Ltd	Holding	Switzerland	49.2	55,129	44,625
CEMEX Operaciones México, S.A. de C.V.	Holding	Mexico	21.3	46,861	37,456
CEMEX Central, S.A. de C.V.	Administrative Services	Mexico	100.0	7,357	10,293
Camcem, S.A. de C.V.	Cement	Mexico	40.1	3,618	3,770
Other companies	—	—	—	622	610

				$414,953	419,180

Out of which:
Book value				$533,163	561,747
Changes in stockholders’ equity				$(118,210)	(142,567)

During 2017 and 2016, CEMEX, S.A.B. de C.V. made stockholders’ equity contributions to subsidiaries of $418 and $37,039, respectively. In connection with such contributions in 2017 and 2016, CEMEX, S.A.B. de C.V. made a contribution to CEMEX, Inc and CEMEX Research Group AG, respectively, subsidiaries of CEMEX Mexico, S.A. de C.V. for $407 and $36,228, respectively. For 2016, CEMEX, S.A.B. de C.V. increased its investment in shares of CEMEX Trademarks Holding Ltd in approximately 0.5% through a contribution of $811. In addition, during 2016, CEMEX, S.A.B. de C.V. sold its interest in Ventikas to Infraestructura Energética Nova S.A.B. de C.V., current owner of 100% of Ventikas, for US$15 ($311). CEMEX, S.A.B. de C.V. will remain as the manager of the Ventikas facilities in exchange of a management fee.

During 2016, CEMEX, S.A.B. de C.V. participated as shareholder in a share restructuring executed by Camcem, S.A. de C.V. (“Camcem”), indirect Parent Company of Control Administrativo Mexicano, S.A. de C.V. (“Camsa”) and GCC, aimed to simplify its corporate structure, by means of which, Imin de México, S.A. de C.V., intermediate holding company, Camsa and GCC were merged, prevailing GCC as the surviving entity. As a result of the share restructuring, CEMEX, S.A.B. de C.V.´s 10.3% interest in Camcem and 49% interest in Camsa, both before the restructuring, were exchanged and transformed on equivalent basis into a 40.1% interest in Camcem and 23% interest in GCC, which shares trade in the MSE.

On January 25, 2017, in a public offering to investors in Mexico conducted through the BMV and in a concurrent private placement to eligible investors outside of Mexico, the Parent Company and GCC announced the offering of up to 76,483,332 shares (all the shares of GCC owned by CEMEX, S.A.B. de C.V.) at a price range of between 95.00 to 115.00 pesos per share, which included 9,976,087 shares available to the underwriters of the offerings pursuant to a 30-day option to purchase such shares granted to them by CEMEX, S.A.B. de C.V.. During 2017, after conclusion of the public offering and the private placement, CEMEX, S.A.B. de C.V. sold the 13.53% of the common stock of GCC at a price of 95.00 pesos per share receiving $4,094 after deducting commissions and offering expenses, recognizing a gain on sale of $1,859 as part of “Financial income and other items, net” in the income statement.

In addition, on September 28, 2017, CEMEX, S.A.B. de C.V. announced the definitive sale to two financial institutions of the remaining 31,483,332 shares of GCC, which represented approximately 9.47% of the equity capital of GCC. Proceeds from the sale were $3,012 and generated a gain on sale of $1,682 recognized as part of “Financial income and other items, net” in the income statement. CEMEX, S.A.B. de C.V. continues to have an approximate 20% indirect interest in GCC through Camcem. In addition, CEMEX, S.A.B. de C.V. entered into equity forward contracts on GCC´s stock price, with net cash settlement (note 16.4).

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Equity accounted investees - continued

The combined condensed financial information presented below, refers only to Camcem and other minor associates in which CEMEX, S.A.B. de C.V. possess significant influence. Combined condensed statement of financial position information of CEMEX, S.A.B. de C.V.’s associates as of December 31, 2017 and 2016 is set forth below:

	2017	2016
Current assets	$9,773	8,418
Non-current assets	26,986	29,178

Total assets	36,759	37,596

Current liabilities	3,413	2,809
Non-current liabilities	15,670	16,853

Total liabilities	19,083	19,662

Total net assets	$17,676	17,934

Combined selected information of the income statement of CEMEX, S.A.B. de C.V.’s associates in 2017, 2016 and 2015 is set forth below:

	2017	2016	2015
Sales	$16,243	12,931	12,081
Operating earnings	2,828	2,311	1,653
Income before income tax	1,107	1,577	1,643
Net income	659	604	682

13)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2017 and 2016, other investments and non-current accounts receivable include the following:

	2017	2016
Investments available-for-sale	$1,192	1,073
Non-current portion of valuation of derivative financial instruments (note 16.4)	794	1,900
Other non-current investments	91	102

	$2,077	3,075

14)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2017 and 2016, property, machinery and equipment, net include the following:

	2017	2016
Lands	$2,876	2,837
Buildings	649	640
Machinery and equipment	1,140	1,026
Investments in progress	210	54
Accumulated depreciation	(1,352)	(1,084)

	$3,523	3,473

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Property, machinery and equipment, net - continued

Changes in property, machinery and equipment, net for the year ended December 31, 2017 and 2016, were as follows:

	2017
			Machinery and	Investments in
	Land	Building	equipment	progress	Total
Cost at beginning of period	$2,837	640	1,026	54	4,557
Accumulated depreciation	—	(399)	(685)	—	(1,084)

Net book value at beginning of period	2,837	241	341	54	3,473
Capital expenditures	—	—	308	216	524
Disposals	—	—	(209)	(60)	(269)
Depreciation for the period	—	(5)	(264)	—	(269)
Foreign currency translation effects	39	9	16	—	64

Cost at end of period	2,876	649	1,140	210	4,875
Accumulated depreciation	—	(404)	(948)	—	(1,352)

Net book value at end of period	$2,876	245	192	210	3,523

	2016
			Machinery and	Investments in
	Land	Building	equipment	progress	Total
Cost at beginning of period	$2,518	559	1,483	35	4,595
Accumulated depreciation	—	(394)	(552)	—	(946)

Net book value at beginning of period	2,518	165	931	35	3,649
Capital expenditures	—	—	35	54	89
Disposals	(13)	—	(265)	(35)	(313)
Depreciation for the period	—	(5)	(486)	—	(491)
Foreign currency translation effects	332	81	126	—	539

Cost at end of period	2,837	640	1,026	54	4,557
Accumulated depreciation	—	(399)	(685)	—	(1,084)

Net book value at end of period	$2,837	241	341	54	3,473

15)	OTHER CURRENT LIABILITIES

As of December 31, 2017 and 2016, other current liabilities are shown below:

	2017	2016
Interest payable	$2,031	2,379
Advances from customers	1,901	1,778
Taxes payable	1,315	1,147
Accounts payable and accrued expenses	771	738
	$6,018	6,042

As of December 31, 2017 and 2016, the caption accounts payable and accrued expenses, includes $432 (US$22) and $359 (US$17) from provisions related to insurances and fees, respectively.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

16)	FINANCIAL INSTRUMENTS

16.1)	SHORT-TERM AND LONG-TERM DEBT

CEMEX, S.A.B. de C.V.’s debt summarized as of December 31, 2017 and 2016, by interest rates and currencies was as follows:

	2017			2016
	Short-term	Long-term	Total	Short-term	Long-term	Total
Floating rate debt	$6,186	50,090	56,276	$80	63,394	63,474
Fixed rate debt	9,658	90,118	99,776	648	108,542	109,190

	$15,844	140,208	156,052	$728	171,936	172,664

Effective rate 1
Floating rate	6.1%	2.9%		4.9%	4.0%
Fixed rate	4.8%	5.6%		4.4%	6.3%

	2017				2016
				Effective				Effective
Currency	Short-term	Long-term	Total	rate 1	Short-term	Long-term	Total	rate 1
Dollars	$6,186	85,554	91,740	5.8%	$80	135,118	135,198	5.8%
Pesos	—	—	—	—	648	—	648	4.4%
Euros	9,658	45,536	55,194	3.3%	—	36,818	36,818	4.0%
Pounds	—	9,118	9,118	2.6%	—	—	—	—

	$15,844	140,208	156,052		$728	171,936	172,664

1	Represents the weighted average effective interest rate.

2017	Short-term	Long-term	2016	Short-term	Long-term
Bank loans			Bank loans
Loans in foreign countries, 2018 to 2022	$—	32	Loans in foreign countries, 2017 to 2018.	$—	114
Syndicated loans, 2018 to 2020	—	50,090	Syndicated loans, 2017 to 2019	—	56,875

	—	50,122		—	56,989

Notes payable			Notes payable
Notes payable in Mexico, 2018	—	—	Notes payable in Mexico, 2017	—	648
Medium-term notes, 2018 to 2026	224	105,706	Medium-term notes, 2017 to 2025	—	115,027

	224	105,706		—	115,675

Total bank loans and notes payable	224	155,828	Total bank loans and notes payable	—	172,664
Current maturities	15,620	(15,620)	Current maturities	728	(728)

	$15,844	140,208		$728	171,936

As of December 31, 2017 and 2016, discounts, fees and other direct costs incurred in the issuance of CEMEX, S.A.B. de C.V.’s outstanding notes payable for US$54 ($1,055) and US$33 ($684), respectively, adjusted the balance of notes payable and are amortized to financing expense over the maturity of the related debt instruments.

Changes in debt for the years ended December 31, 2017, 2016 and 2015 were as follows:

	2017	2016	2015
Debt at beginning of year	$172,664	163,237	122,973
Proceeds from new debt instruments	82,070	41,999	51,928
Debt repayments	(94,250)	(64,706)	(35,594)
Foreign currency translation effects	(4,432)	32,134	23,930

Debt at end of year	$156,052	172,664	163,237

As of December 31, 2017 and 2016, as presented in the table above of debt by type of instrument, approximately 32% and 33%, respectively, of CEMEX, S.A.B. de C.V.’s total indebtedness, was represented by bank loans, of which the most significant portion corresponded to those balances under CEMEX, S.A.B. de C.V.’s financing agreement entered into with 20 financial institutions on July 19, 2017 for an amount in different currencies equivalent to US$4,050 at the origination date (the “2017 Credit Agreement”) which was mainly used to refinance the US$3,680 outstanding under the facilities agreement dated September 29, 2014, as amended several times in 2016 and 2017 (the “2014 Credit Agreement”).

In addition, as of December 31, 2017 and 2016, as presented in the table above of debt by type of instrument, approximately 68% and 67%, respectively, of CEMEX, S.A.B. de C.V.’s total indebtedness, was represented by notes payable, of which, the most significant portion was long- term in both periods.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Short-term and long-term debt - continued

As of December 31, 2017 and 2016, CEMEX, S.A.B. de C.V.’s long-term notes payable are detailed as follows:

								Balances as of December 31,
	Date of		Principal		Maturity	Repurchased	Outstanding
Description[2]	issuance	Currency	amount	Rate [1]	date	amount US$ [3]	amount US$	2017	2016
April 2026 Notes 7	16/Mar/16	Dollar	1,000	7.75%	16/Apr/26	—	1,000	$19,567	20,630
March 2025 Notes	03/Mar/15	Dollar	750	6.125%	05/May/25	—	750	14,691	15,488
January 2025 Notes	11/Sep/14	Dollar	1,100	5.70%	11/Jan/25	(29)	1,071	20,988	22,123
December 2024 Notes 4	05/Dec/17	Euro	650	2.75%	05/Dec/24	—	780	15,257	—
March 2023 Notes	03/Mar/15	Euro	550	4.375%	05/Mar/23	—	660	12,938	11,948
January 2022 Notes 5	11/Sep/14	Euro	400	4.75%	11/Jan/22	—	480	9,434	8,696
January 2021 Notes 6,7	02/Oct/13	Dollar	1,000	7.25%	15/Jan/21	(659)	341	6,677	15,019
December 2019 Notes 5,6,7	12/Aug/13	Dollar	1,000	6.50%	10/Dec/19	(1,000)	—	—	14,638
October 2018 Variable Notes 7	02/Oct/13	Dollar	500	L+475bps	15/Oct/18	(187)	313	6,154	6,485
November 2017 Notes	30/Nov/07	Peso	627	4.40%	17/Nov/17	(37)	—	—	648

								$105,706	115,675

1

The letter “L” included above refers to LIBOR, which represents the London Inter-Bank Offered Rate, variable rate used in international markets for debt denominated in U.S. dollars. As of December 31, 2017 and 2016, the 3-Month LIBOR rate was 1.6943% and 0.9979%, respectively. The contraction “bps” means basis points. One hundred basis points equal 1%.

2

Unless otherwise indicated, all issuances are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., CEMEX Concretos S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia, B.V., CEMEX Corp., CEMEX Egyptian Investments, B.V., CEMEX Egyptian Investments II, B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG, CEMEX Shipping B.V. and CEMEX UK.

3	Presented net of all outstanding notes repurchased and held by CEMEX, S.A.B. de C.V.’s subsidiaries.
4	On December 5, 2017, CEMEX, S.A.B. de C.V. issued €650 of 2.75% senior secured notes due December 5, 2024 (the “December 2024 Notes”). The proceeds will be used to repay other indebtedness.
5

In connection with tender offers or the execution of call notice, as applicable, on December 10, 2017, CEMEX repurchased the outstanding amount of the December 2019 Notes for an aggregate principal amount of US$611. In addition, on November 28, 2017, CEMEX announced its intention to redeem the total outstanding amount of the January 2022 Notes for an aggregate principal amount of €400 (US$480 or $9,432), that would be payable on January 10, 2018 and are presented as current maturities of long-term debt in the statement of financial position as of December 31, 2017 (note 22).

6	On February 28, 2017, by means of a tender offer, CEMEX, S.A.B. de C.V. repurchased US$385 aggregate principal amount of the January 2021 Notes and US$90 of the December 2019 Notes.
7

On May 9, 2016, using available funds from the issuance of the April 2026 Notes, the sale of assets and cash flows provided by operating activities, and by means of tender offers, CEMEX, S.A.B. de C.V. purchased US$187 principal amount of the October 2018 Variable Notes, and the purchase of US$219 principal amount of the December 2019 Notes. Moreover, on October 28, 2016, CEMEX, S.A.B. de C.V. repurchased US$242 principal amount of the January 2021 Notes.

During 2017, 2016 and 2015, as a result of the debt transactions incurred, including exchange offers and tender offers to replace and/or repurchase existing debt instruments, some of which are mentioned above and the Credit Agreement 2017, CEMEX, S.A.B. de C.V. paid combined premiums, fees and issuance costs for US$181 ($3,550), US$111 ($2,300) and US$51 ($877), respectively, of which US$142 ($2,786) in 2017, US$76 ($1,575) in 2016 and US$25 ($435) in 2015, are associated with the extinguished portion of the exchanged or repurchased debt and were recognized in the income statement in each year within “Financial expense”. In addition, US$39 ($770) in 2017, US$35 ($752) in 2016 and US$26 ($443) in 2015, corresponding to issuance costs of new debt and/or the portion of the combined premiums, fees and issuance costs treated as a refinancing of the old instruments by considering that: a) the relevant economic terms of the old and new notes were not substantially different; and b) the final holders of the new notes were the same of such portion of the old notes; adjusted the carrying amount of the new debt instruments, and are amortized over the remaining term of each instrument. Moreover, proportional fees and issuance costs related to the extinguished debt instruments for US$10 ($196) in 2017, US$30 ($622) in 2016 and US$20 ($320) in 2015 that were pending for amortization were recognized in the income statement of each year as part of “Financial expense”.

Long-term debt maturities as of December 31, 2017, are as follows:

2017
2020	$10,168
2021	27,013
2022	19,586
2023 and thereafter	83,441

$140,208

2017 Credit Agreement, 2014 Credit Agreement and Facilities Agreement

As mentioned above, on July 19, 2017, CEMEX, S.A.B. de C.V. and certain subsidiaries entered into the 2017 Credit Agreement with 20 financial institutions for an amount in different currencies equivalent to US$4,050 at the origination date, which proceeds were used to refinance in full the US$3,680 then outstanding under the 2014 Credit Agreement and other debt repayments, allowing CEMEX, S.A.B. de C.V. to increase the average life of its syndicated bank debt to approximately 4.3 years with a final maturity in July 2022. All tranches under the 2017 Credit Agreement have substantially the same terms, including an applicable margin over the benchmark interest rate of between 125 to 350 basis points, depending on CEMEX’s consolidated debt leverage ratio; and the tranches share the same guarantors and collateral package as the original tranches under the 2014 Credit Agreement and other secured debt obligations of CEMEX, S.A.B. de C.V. As of December 31, 2017, total commitments under the 2017 Credit Agreement included US$2,746 ($53,959), €741 (US$889 or $17,469) and £344 (US$465 or $9,137), out of which about US$1,135 ($22,303) were in a revolving credit facility. All tranches under the 2017 Credit Agreement amortize in five equal semi-annual payments beginning in July 2020, except for the commitments under the revolving credit which have a five-year maturity.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

2017 Credit Agreement, 2014 Credit Agreement and Facilities Agreement - continued

The original proceeds from the 2014 Credit Agreement of US$1,350 were fully used to repay debt under the then existing facilities agreement, entered into on September 17, 2012, as amended from time to time (the “Facilities Agreement”). On July 30, 2015, after several repayments under the Facilities Agreement using proceeds from other debt issuances, CEMEX, S.A.B. de C.V. repaid in full the then total amount outstanding of US$1,937 ($33,375) under the Facilities Agreement with additional funds from 21 financial institutions, which joined the 2014 Credit Agreement under new tranches, allowing CEMEX, S.A.B. de C.V. to increase the then average life of its syndicated bank debt to approximately 4 years as of such date. On November 30, 2016, CEMEX, S.A.B. de C.V. prepaid US$373 ($7,729) corresponding to the September 2017 amortization under the 2014 Credit Agreement and agreed with the lenders to exchange current funded commitments for US$664 maturing in 2018 into the revolving facility, maintaining their original amortization schedule and the same terms and conditions. As of December 31, 2016, total commitments under the 2014 Credit Agreement included US$2,826 ($58,555) and €746 (US$785 or $16,259), out of which about US$1,413 ($29,277) were in a revolving credit facility. Considering all commitments, the amortization profile, was of US$783 in 2018; US$883 in 2019; and US$1,096 in 2020.

All tranches under the 2017 Credit Agreement have substantially the same terms, including an applicable margin over LIBOR or EURIBOR, as applicable, of between 125 to 350 basis points, depending on the leverage ratio (as defined below) of CEMEX, S.A.B. de C.V. as follows:

Consolidated leverage ratio	Applicable margin
> = 5.50x	350 bps
< 5.00x > 4.50x	300 bps
< 4.50x > 4.00x	250 bps
< 4.00x > 3.50x	212.5 bps
< 3.50x > 3.00x	175 bps
< 3.00x > 2.50x	150 bps
< 2.50x	125 bps

The 2017 Credit Agreement also modified the consolidated leverage ratio and consolidated coverage ratio limits as described below in the financial covenants section. For the years ended December 31, 2017 and 2016, under both the 2017 Credit Agreement and the 2014 Credit Agreement, CEMEX, S.A.B. de C.V. was required to comply with the following thresholds: (a) the aggregate amount allowed for capital expenditures cannot exceed US$1,000 per year excluding certain capital expenditures, and, joint venture investments and acquisitions by CEMEX Latam Holdings, S.A. (“CEMEX Latam” or “CLH”), indirect holding company of CEMEX’s operations in Colombia, Panama, Costa Rica, Guatemala, El Salvador and Brazil which shares trade in the Colombian stock exchange, and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of US$500 (or its equivalent); and (b) the amounts allowed for permitted acquisitions and investments in joint ventures cannot exceed US$400 per year. Nonetheless, such limitations do not apply if capital expenditures or acquisitions are funded with equity, do not exceed free cash flow generation, or asset disposals proceeds.

The debt under the 2017 Credit Agreement and previously under the 2014 Credit Agreement, is guaranteed by CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia, B.V., CEMEX Corp., CEMEX Egyptian Investments, B.V., CEMEX Egyptian Investments II, B.V., CEMEX Finance LLC., CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG, CEMEX Shipping B.V. and CEMEX UK. In addition, the debt under such agreements (together with all other senior capital markets debt issued or guaranteed by CEMEX, S.A.B. de C.V., and certain other precedent facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX México, S.A. de C.V.; CEMEX Operaciones México, S.A. de C.V; New Sunward Holding B.V.; CEMEX Trademarks Holding Ltd. and CEMEX España (the “Collateral”), and (b) all proceeds of such Collateral. CEMEX Egyptian Investments II, B.V. and CEMEX Shipping, B.V. originally guaranteed the 2014 Credit Agreement but were merged into CEMEX España, S.A. in October, 2016.

In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX, S.A.B. de C.V. is also subject to a number of negative covenants that, among other things, restrict or limit its ability to: (i) create liens; (ii) incur additional debt; (iii) change CEMEX, S.A.B. de C.V.’s business or the business of any obligor or material subsidiary (in each case, as defined in the 2017 Credit Agreement and the Facilities Agreement); (iv) enter into mergers; (v) enter into agreements that restrict its subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions while the Leverage Ratio remains above 4.0 times; and; (xi) enter into speculative derivatives transactions

The 2017 Credit Agreement also contains a number of affirmative covenants that, among other things, require CEMEX, S.A.B. de C.V. to provide periodic financial information to its lenders. However, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if CEMEX, S.A.B. de C.V. so elects when: (i) CEMEX, S.A.B. de C.V.’s Leverage Ratio (as defined hereinafter) for the two most recently completed quarterly testing periods is less than or equal to 3.75 times; and (ii) no default under the 2017 Credit Agreement is continuing. At that point the Leverage Ratio must not exceed 3.75 times. Restrictions that will cease to apply when CEMEX, S.A.B. de C.V. satisfies such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on CEMEX, S.A.B. de C.V.’s ability to declare or pay cash dividends and distributions to shareholders, limitations on CEMEX, S.A.B. de C.V.’s ability to repay existing financial indebtedness, certain asset sale restrictions, and restrictions on exercising call options in relation to any perpetual bonds CEMEX, S.A.B. de C.V. At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, CEMEX, S.A.B. de C.V. cannot assure that it will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Credit Agreement 2017.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Credit Agreement, Facilities Agreement and Financing Agreement - continued

In addition, the 2017 Credit Agreement, and previously the 2014 Credit Agreement, contains events of default, some of which may occur and are outside of CEMEX, S.A.B. de C.V.’s control such as expropriation, sequestration and availability of foreign exchange. As of December 31, 2017 and 2016, CEMEX, S.A.B. de C.V. was not aware of any event of default. CEMEX, S.A.B. de C.V. cannot assure that in the future it will be able to comply with the restrictive covenants and limitations contained in the Credit Agreement. CEMEX, S.A.B. de C.V.’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX, S.A.B. de C.V.’s business and financial condition.

Financial Covenants

The 2017 Credit Agreement and previously the 2014 Credit Facilities Agreement requires CEMEX, S.A.B. de C.V. the compliance with financial ratios, which mainly include: a) the consolidated ratio of debt to Operating EBITDA (the “Leverage Ratio”); and b) the consolidated ratio of Operating EBITDA to interest expense (the “Coverage Ratio”). These financial ratios are calculated according to the formulas established in the debt contracts using the consolidated amounts under IFRS.

As of December 31, 2017, CEMEX, S.A.B. de C.V. must comply with a Coverage Ratio and a Leverage Ratio for each period of four consecutive fiscal quarters as follows:

Period	Coverage Ratio	Period	Leverage Ratio
For the period ending on December 31, 2017 up to and including the period ending on March 31, 2020	> = 2.50	For the period ending on December 31, 2017 up to and including the period ending on March 31, 2018	< = 5.25
		For the period ending on June 30, 2018 up to and including the period ending on September 30, 2018	< = 5.00
For the period ending on June 30, 2020 and each subsequent reference period	> = 2.75	For the period ending on December 31, 2018 up to and including the period ending on March 31, 2019	< = 4.75
		For the period ending on June 30, 2019 up to and including the period ending on March 31, 2020	< = 4.50
		For the period ending on June 30, 2020 and each subsequent reference period	< = 4.25

CEMEX, S.A.B. de C.V.’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets. For the compliance periods ended as of December 31, 2017, 2016 and 2015, considering the 2017 Credit Agreement and the 2014 Credit Agreement, as applicable, CEMEX, S.A.B. de C.V. was in compliance with the financial covenants imposed by its debt contracts.

The main consolidated financial ratios as of December 31, 2017, 2016 and 2015 were as follows:

		Financial ratios
		2017	2016	2015
Leverage ratio [1,2]	Limit	< = 5.25	< = 6.00	< = 6.00
	Calculation	3.85	4.23	5.21
Coverage ratio [3]	Limit	> = 2.50	> = 1.85	> = 1.85
	Calculation	3.46	3.18	2.61

1

The leverage ratio is calculated in pesos by dividing “Funded debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date. Funded debt equals debt, as reported in the statement of financial position, excluding finance leases, plus perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments.

2

Pro forma Operating EBITDA represents, all calculated in pesos, Operating EBITDA for the last twelve months as of the calculation date, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated .

3

The coverage ratio is calculated in pesos using the amounts from the financial statements, by dividing the pro forma Operating EBITDA by the financial expense for the last twelve months as of the calculation date. Financial expense includes interest accrued on the perpetual debentures .

CEMEX, S.A.B. de C.V. will classify all of its outstanding debt as current debt in its statement of financial position if: 1) as of any measurement date CEMEX, S.A.B. de C.V. fails to comply with the aforementioned financial ratios; or 2) the cross default clause that is part of the 2017 Credit Agreement is triggered by the provisions contained therein; 3) as of any date prior to a subsequent measurement date CEMEX, S.A.B. de C.V. expects not to be in compliance with such financial ratios, in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) a signed refinancing agreement to refinance the relevant debt on a long-term basis. Moreover, concurrent with the aforementioned classification of debt in the short-term, the noncompliance of CEMEX, S.A.B. de C.V. with the financial ratios agreed upon pursuant to the Credit Agreement or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX, S.A.B. de C.V.’s lenders’ request, they would call for the acceleration of payments due under the 2017 Credit Agreement. That scenario will have a material adverse effect on CEMEX, S.A.B. de C.V.’s liquidity, capital resources and financial position.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

16.2)	OTHER FINANCIAL OBLIGATIONS

Other financial obligations in the statement of financial position of CEMEX, S.A.B. de C.V. as of December 31, 2017 and 2016, are as follows:

	2017			2016
	Short-term	Long-term	Total	Short-term	Long-term	Total
I. Convertible subordinated notes due 2020	$—	9,985	9,985	$—	10,417	10,417
II. Convertible subordinated notes due 2018	7,115	—	7,115	—	13,575	13,575
III. Mandatorily convertible securities due in 2019	323	371	694	278	689	967
IV. Liabilities secured with accounts receivable	1,634	—	1,634	533	—	533
V. Finance leases	38	159	197	—	—	—

	$9,110	10,515	19,625	$811	24,681	25,492

Financial instruments convertible into CEMEX, S.A.B. de C.V.’s shares contain components of liability and equity, which are recognized differently depending upon the currency in which the instrument is denominated and the functional currency of the issuer (note 2.5).

I.	Optional convertible subordinated notes due 2020

During 2015, CEMEX, S.A.B. de C.V. issued US$521 aggregate principal amount of 3.72% convertible subordinated notes due in March 2020 (the “2020 Convertible Notes”). The 2020 Convertible Notes were issued: a) US$200 as a result of the exercise in March 13, 2015 of US$200 notional amount of Contingent Convertible Units (“CCUs”) (described below), and b) US$321 as a result of the exchange with certain investors in May 2015, which together with early conversions, resulted in settlement of US$626 aggregate principal amount of 3.25% convertible subordinated notes due in 2016 (the “2016 Convertible Notes”) held by such investors and the issuance and delivery by CEMEX, S.A.B. de C.V. of an estimated 42 million ADSs, which included a number of additional ADSs issued to the holders as non-cash inducement premiums. The 2020 Convertible Notes, which are subordinated to all of CEMEX, S.A.B. de C.V.’s liabilities and commitments, are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The difference at the exchange date between the fair value of the 2016 Convertible Notes and the 42 million ADSs against the fair value of the 2020 Convertible Notes, represented a loss of $365 recognized in 2015 as part of “Financial income and other items, net.”. The aggregate fair value of the conversion option as of the issuance dates which amounted to $199 was recognized in other equity reserves. As of December 31, 2017 and 2016, the conversion price per ADS was approximately 11.01 dollars and 11.45 dollars, respectively. After antidilution adjustments, the conversion rate as of December 31, 2017 and 2016 was 90.8592 ADS and 87.3646 ADS per each 1 thousand dollars principal amount of such notes, respectively.

In October 2014, in connection with US$204 remaining principal amount of 4.875% Optional Convertible Subordinated Notes due in March 2015 (the “2015 Convertible Notes”), the Parent Company issued US$200 notional amount of CCUs at an annual rate of 3.0% on the notional amount, by means of which, in exchange for coupon payments, CEMEX, S.A.B. de C.V. secured the refinancing for any of the 2015 Convertible Notes that would mature without conversion up to US$200 of the principal amount. Pursuant to the CCUs, holders invested the US$200 in U.S. treasury bonds, and irrevocably agreed to apply such investment in March 2015, if necessary, to subscribe new convertible notes of the Parent Company for up to US$200. In March 2015, CEMEX, S.A.B. de C.V. exercised the CCUs, issued US$200 principal amount of the 2020 Convertible Notes to the holders of the CCUs and repaid the US$204 remaining principal amount of the 2015 Convertible Notes.

II.	Optional convertible subordinated notes due in 2016 and 2018

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of US$978 principal amount of the 2016 Convertible Notes and US$690 principal amount of 3.75% convertible subordinated notes due in 2018 (the “2018 Convertible Notes”). The notes were subordinated to all of CEMEX, S.A.B. de C.V.’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs and are subject to antidilution adjustments. After the exchange of notes described in the paragraph above, the US$352 of the 2016 Convertible Notes that remained outstanding, were repaid in cash at their maturity on March 15, 2016. On June 19, 2017, CEMEX, S.A.B. de C.V. agreed with certain institutional holders the early conversion of US$325 of the 2018 Convertible Notes in exchange for the issuance of approximately 43 million ADSs, which included the number of additional ADSs issued to the holders as non-cash inducement premiums. As a result of the early conversion, the liability component of the converted notes of $5,468 was reclassified from other financial obligations to other equity reserves. In addition, CEMEX, S.A.B. de C.V. increased common stock for $4 and additional paid-in capital for $7,059 against other equity reserves, and recognized expense for the inducement premiums paid in shares of $769, recognized within “Financial income and other items, net.” in the income statement for 2017.

As of December 31, 2017 and 2016, the conversion price per ADS of the notes then outstanding was approximately 8.57 dollars and 8.92 dollars, respectively. After antidilution adjustments, the conversion rate as of December 31, 2017 and 2016 was 116.6193 ADS and 112.1339 ADS, respectively, per each 1 thousand dollars principal amount of such notes. Concurrent with the offering of the 2016 and 2018 Convertible Notes, a portion of the net proceeds from this transaction were used by CEMEX, S.A.B. de C.V. to fund the purchase of capped call options, which when purchased were generally expected to reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon the potential conversion of such notes (note 16.4).

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

III.	Mandatorily convertible securities due in 2019

In December 2009, CEMEX, S.A.B. de C.V. exchanged debt into US$315 ($6,527) principal amount of 10% mandatorily convertible securities in pesos with maturity in 2019 (the “2019 Mandatorily Convertible Securities”). Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches $26.22 into approximately 236 million CPOs at a conversion price of $17.48 per CPO. Holders have an option to voluntarily convert their securities on any interest payment date into CPOs. The conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value through the income statements (note 16.4).

IV.	Liabilities secured with accounts receivable

As mentioned in note 8, as of December 31, 2017 and 2016, in connection with trade receivables sold under CEMEX, S.A.B. de C.V.’s outstanding programs, funded amounts such trade accounts receivables sold are recognized in “Other financial obligations” in the statement of financial position.

V.	Finance leases

CEMEX, S.A.B. de C.V. has several operating and administrative assets under finance lease contracts. Future payments associated with these contracts are presented in notes 17.2 and 20.4.

16.3)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

The carrying amounts of cash, trade accounts receivables, other accounts receivable, short-term intercompany balances, trade payable, other current liabilities, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Cash equivalents and certain long-term investments are recognized at fair value, considering to the extent available, quoted market prices for the same or similar instruments. The estimated fair value of long-term debt is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX, S.A.B. de C.V. to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX, S.A.B. de C.V. As of December 31, 2017 and 2016, the carrying amounts of long-term financial assets and liabilities and their respective fair values were as follows:

	2017		2016
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Investments available-for-sale (note 13)	$1,192	1,192	$1,073	1,073
Non-current portion of valuation of derivative financial instruments (note 13)	794	794	1,900	1,900

	$1,986	1,986	$2,973	2,973

Financial liabilities
Long-term debt (note 16.1)	$140,208	145,557	$171,936	175,941
Other financial obligations (note 16.2)	10,515	11,037	24,681	27,419
Derivative financial instruments (note 16.4)	402	402	1,326	1,326
Long-term accounts payable with related parties (note 17.1)	373	368	802	925

	$151,498	157,364	$198,745	205,611

Fair Value Hierarchy

The fair values determined by CEMEX, S.A.B. de C.V. as of December 31, 2017 and 2016, for its financial assets and liabilities are determined by Level 2.

16.4)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 16.5), CEMEX, S.A.B. de C.V. held derivative instruments, with the objectives of, as the case may be of: a) changing the risk profile or fixed the price of fuels and electric energy; b) foreign exchange hedging; c) hedge of forecasted transactions; and d) other corporate purposes. As of December 31, 2017 and 2016, the notional amounts and fair values of CEMEX, S.A.B. de C.V.’s derivative instruments were as follows:

			2017			2016
(Millions of U.S. dollars)			Notional amount	Fair value		Notional amount	Fair value
I.	Net investment hedge	US	$1,160	47	US	$—	—
II.	Foreign exchange forwards related to forecasted transactions		381	3		80	—
III.	Equity forwards on third party shares		168	7		—	—
IV.	Interest rate swaps		137	16		147	23
V.	Fuel price hedging		72	20		77	15
VI.	2019 Mandatorily Convertible Securities and options on own shares		—	(20)		576	26

		US	$1,918	73	US	$880	64

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Derivative financial instruments - continued

The fair values determined by CEMEX, S.A.B. de C.V. for its derivative financial instruments are Level 2. There is no direct measure for the risk of CEMEX, S.A.B. de C.V. or its counterparts in connection with the derivative instruments. Therefore, the risk factors applied for CEMEX, S.A.B. de C.V. assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX, S.A.B. de C.V. and its counterparts.

The caption “Financial income and other items, net” included gains and losses related to the recognition of changes in fair values of the derivative instruments during the period and represented net gains of $161 (US$9) in 2017, gains of $317 (US$17) in 2016 and losses of $2,981 (US$173) in 2015.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX, S.A.B. de C.V.’s overall exposure attributable to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts exchanged by the parties, and consequently, there is no direct measure of CEMEX, S.A.B. de C.V.’s exposures to the use of these derivatives. The amounts exchanged are determined based on the notional amounts and other terms included in the derivative instruments.

I.	Net investment hedge

During March 2017, CEMEX, S.A.B. de C.V. begun the implementation of a long-term US$/$ foreign exchange forward program which notional amount is planned to be up to US$1,250, with monthly revolving settlement dates from 1 to 24 months. The average life of these contracts will be approximately one year. As of December 31, 2017, there are forward contract with a notional amount of US$1,160. For accounting purposes under IFRS, CEMEX, S.A.B. de C.V. has designated this program as hedge of CEMEX, S.A.B. de C.V.‘s net investment in Mexican pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the year ended December 31, 2017, these contracts generated gains for US$6 ($110).

II.	Foreign exchange forwards related to forecasted transactions

As of December 31, 2017, CEMEX, S.A.B. de C.V. held US$ / Euro foreign exchange forward contracts maturing in January 10, 2018, negotiated to maintain the Euro value of a portion of the 2024 December Notes issued in Euros during December 2017, after converting a portion of these proceeds in U.S. dollar to settle other indebtedness in dollars in December 2017, but as the final use of these proceeds was projected to be the settle of other indebtedness in Euros during 2018 (note 16.1). In addition, as of December 31, 2016, CEMEX, S.A.B. de C.V. held US$/$ foreign exchange forward contracts maturing in February 2017, negotiated to hedge the U.S. dollar value of the proceeds from the expected sale of pumping assets in Mexico (note 11). For the years ended December 31, 2017, 2016 and 2015, the results of these instruments related to forecasted transactions, including the effects resulting from positions entered and settled during the year, generated losses of US$17 ($337) in 2017, gains of US$10 ($186) in 2016 and gains of US$26 ($448) in 2015, recognized within “Financial income and other items, net” in the income statement.

III.	Equity forwards on third party shares

As of December 31, 2017, in connection with the definitive sale of CEMEX, S.A.B. de C.V.’s remaining GCC shares in September 2017 to two financial institutions which hold all corporate rights and control the aforementioned shares (note 12), CEMEX, S.A.B. de C.V. negotiated equity forward contracts to be settled in cash maturing in March 2019 over the price of approximately 31.4 million GCC shares. During 2017, changes in the fair value of these instruments generated losses of US$24 ($463) recognized within “Financial income and other items, net” in the income statement.

In October 2015, Axtel, a Mexican telecommunications company traded in the MSE, announced its merger with Alestra, a Mexican entity provider of information technology solutions and member of Alfa Group, which was effective beginning February 15, 2016. In connection with this announcement, considering that upon completion of the merger any shares of Axtel would be exchanged proportionately according to the new ownership interests for shares in the new merged entity that remained public, the business outlook of such new entity and that CEMEX, S.A.B. de C.V. held an existing investment in Axtel prior to the merger, on January 6, 2016, CEMEX, S.A.B. de C.V. settled in cash a forward contract it maintained over the price of 59.5 million CPOs of Axtel maturing in October 2016 and received US$4, net of transaction costs. In a separate transaction, CEMEX, S.A.B. de C.V. purchased in the market 59.5 million CPOs of Axtel and increased its existing investment in Axtel as part of CEMEX, S.A.B. de C.V.’s investments available for sale (note 13). Changes in the fair value of this instrument generated losses of US$2 ($30) in 2016 and gains of US$15 ($258) in 2015, recognized in the income statement for each period.

IV.	Interest rate swap contracts

As of December 31, 2017 and 2016, CEMEX, S.A.B. de C.V. had an interest rate swap maturing in September 2022 associated with an agreement entered into by CEMEX, S.A.B. de C.V. for the acquisition of electric energy in Mexico, which fair value represented assets of US$16 ($314) and US$23 ($477), respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX, S.A.B. de C.V. will receive a fixed rate of 5.4% and will pay LIBOR. Changes in the fair value of this interest rate swap generated losses of US$6 ($114) in 2017, US$6 ($112) in 2016 and US$4 ($69) in 2015, recognized in the income statement for each period.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

V.	Fuel price hedging

As of December 31, 2017 and 2016, CEMEX, S.A.B. de C.V. maintained forward contracts negotiated to hedge the price of diesel fuel in several countries for aggregate notional amounts of US$46 ($904) and US$44 ($912), respectively, with an estimated aggregate fair value representing assets of US$10 ($197) in 2017 and assets of US$7 ($145) in 2016. By means of these contracts, for consumption of some of its subsidiaries only, CEMEX, S.A.B. de C.V. fixed the price of diesel over certain volume representing a portion of the estimated consumption of such fuel in several operations. These contracts have been designated as cash flow hedges of diesel fuel consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related diesel volumes are consumed. For the years 2017, 2016 and 2015, changes in fair value of these contracts recognized in other comprehensive income represented gains of US$3 ($57), gains of US$7 ($145) and losses of US$3 ($52), respectively.

In addition, as of December 31, 2017 and 2016, CEMEX, S.A.B. de C.V. held forward contracts negotiated to hedge the price of coal, as solid fuel, for an aggregate notional amount of US$26 ($511) and US$33 ($684), respectively and an estimated fair value representing assets of US$10 ($197) in 2017 and assets of US$8 ($166) in 2016. By means of these contracts, for own consumption only, CEMEX, S.A.B. de C.V. fixed the price of coal over certain volume representing a portion of the estimated coal consumption in CEMEX, S.A.B. de C.V.’s applicable operations. These contracts have been designated as cash flow hedges of coal consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related coal volumes are consumed. For the years 2017 and 2016, changes in fair value of these contracts recognized in other comprehensive income represented gains of US$1 ($19) and gains of US$8 ($166), respectively.

VI.	2019 Mandatorily Convertible Securities and options on own shares

In connection with the 2019 Mandatorily Convertible Securities (note 16.2); considering that the securities are denominated in pesos and the functional currency of the Parent Company’s division that issued the securities is the dollar (note 2.3), CEMEX, S.A.B. de C.V. separated the conversion option embedded in such instruments and recognized it at fair value through the income statement, which as of December 31, 2017 and 2016, resulted in a liability of US$20 ($393) and US$40 ($829), respectively. Changes in fair value generated a gain of US$19 ($359) in 2017, a loss of US$29 ($545) in 2016 and a gain of US$18 ($310) in 2015.

In addition, on March 15, 2011, CEMEX, S.A.B. de C.V. entered into a capped calls, considering antidilution adjustments, over 194 million CEMEX, S.A.B. de C.V.’s ADSs (114 million ADSs maturing in March 2016 in connection with the 2016 Convertible Notes and 80 million ADSs maturing in March 2018 in connection with the 2018 Convertible Notes) in order to effectively increase the conversion price of the ADSs under such notes, by means of which, at maturity of the notes, originally CEMEX, S.A.B. de C.V. would receive in cash the excess between the market price and the strike price of approximately 8.57 dollars per ADS, with a maximum appreciation per ADS of approximately 3.96 dollars for the 2016 Convertible Notes and 5.27 dollars for the 2018 Convertible Notes. CEMEX, S.A.B. de C.V. paid aggregate premiums of US$222. During 2015, CEMEX, S.A.B. de C.V. amended a portion of the capped calls relating to the 2016 Convertible Notes and, as a result, CEMEX, S.A.B. de C.V. received US$44 in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped call. On March 15, 2016, the remaining options for the 55.8% of the 2016 Convertible Notes expired out of the money. During August 2016, CEMEX, S.A.B. de C.V. amended 58.3% of the total notional amount of the capped calls relating to the 2018 Convertible Notes to lower the exercise price in exchange for reducing the number of underlying options, as a result, CEMEX, S.A.B. de C.V. retained capped calls relating to the 2018 Convertible Notes over 71 million ADSs. As of December 31, 2016, the fair value of the existing options represented an asset of US$66 ($1,368). Changes in the fair value of these instruments generated gains of US$37 ($725) in 2017, gains of US$44 ($818) in 2016 and losses of US$228 ($3,928) in 2015, recognized within “Financial income and other items, net” in the income statement During 2017, CEMEX, S.A.B. de C.V. unwound all its capped calls relating to the 2018 Convertible Notes and, as a result, CEMEX, S.A.B. de C.V. received US$103 in cash. As of December 31, 2017, all outstanding capped calls based on the price of CEMEX, S.A.B. de C.V. ADSs have been early settled.

16.5)	RISK MANAGEMENT

Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, product or commodities owned, produced, manufactured, processed, merchandised, leased or sell or reasonably anticipated to be owned, produced, manufactured, processed, merchandising, leasing or selling in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities.

In the ordinary course of business, CEMEX, S.A.B. de C.V. is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petroleum coke, fly-ash, gypsum and other industrial materials which are commonly used by CEMEX, S.A.B. de C.V. in the production process, and expose CEMEX, S.A.B. de C.V. to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Board of Directors, which represent CEMEX, S.A.B. de C.V.’s risk management framework and that are supervised by several Committees, CEMEX, S.A.B. de C.V.’s management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which CEMEX, S.A.B. de C.V. incurred its debt, with those in which CEMEX, S.A.B. de C.V. generates its cash flows. As of December 31, 2017 and 2016, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 16.4, such as the commodity forward contracts on diesel fuel and coal negotiated to fix the price of these underlying commodities. The main risks categories are commented in this note.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates which only affect CEMEX, S.A.B. de C.V.’s results if the fixed rate long-term debt is measured a fair value. All of our fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX, S.A.B. de C.V.’s accounting exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates., which, if such rates were to increase, may adversely affect its financing cost and the results for the period.

Nonetheless, it is not economically efficient to concentrate in fixed rates in a high point when the interest rates market expects a downward trend, this is, there is an opportunity cost for remaining long periods paying a determined fixed interest rate when the market rates have decreased and the entity may obtain improved interest rate conditions in a new loan or debt issuance. CEMEX, S.A.B. de C.V. manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs. In addition, when the interest rate of a debt instrument has turned relatively high as compared to current market rates, CEMEX intents to renegotiate the conditions or repurchase the debt, to the extent the net present value of the expected future benefits from the interest rate reduction would exceed the incentives that would have to be paid in such renegotiation or repurchase of debt.

As of December 31, 2017 and 2016, approximately 32% and 37% of the long-term debt of CEMEX, S.A.B. de C.V. bears floating rates at a weighted average interest rate of LIBOR plus 270 and 306 basis points, respectively. As of December 31, 2017 and 2016, if interest rates at that date had been 0.5% higher, with all other variables held constant, the net income of CEMEX, S.A.B. de C.V. for 2017 and for 2016 would have decreased by US$14 ($274) and US$18 ($373), as a result of higher interest expense on variable rate denominated debt. This analysis does not include the interest rate swaps held in 2017 and 2016.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX, S.A.B. de C.V.’s exposure to the risk of changes in foreign exchange rates relates primarily to its financing activities. As of December 31, 2017, approximately 59% of the financial debt was Dollar-denominated, approximately 35% was Euro-denominated, and approximately 6% was Pound-denominated; therefore, CEMEX, S.A.B. de C.V. had a foreign currency exposure arising from the Dollar- denominated financial debt, the Euro-denominated financial debt and the Pound-denominated financial debt, versus the currency in which CEMEX, S.A.B. de C.V.’s revenues are settled. CEMEX, S.A.B. de C.V. cannot guarantee that it will generate sufficient revenues in Dollars, Euro and Pounds from its operations to service these obligations. As of December 31, 2017 and 2016, CEMEX, S.A.B. de C.V. had not implemented any derivative financial instrument hedging strategy to address this risk. Nonetheless, CEMEX, S.A.B. de C.V. may enter into derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations changes.

Monetary position by currency

As of December 31, 2017 and 2016, the net monetary assets (liabilities) by currency are as follows:

	2017	2016
Short-term:
Monetary assets	$7,575	10,948
Monetary liabilities	(98,558)	(71,954)

Net monetary liabilities	(90,983)	(61,006)

Long-term:
Monetary assets	1,986	43,087
Monetary liabilities	(154,347)	(200,735)

Net monetary liabilities	$(152,361)	(157,648)

Out of which:
Dollars	(145,760)	(119,596)
Pesos	(32,584)	(61,736)
Euros	(55,879)	(37,322)
Pounds	(9,121)	—

	$(243,344)	(218,654)

Credit risk

Credit risk is the risk of financial loss faced by CEMEX, S.A.B. de C.V. if a customer or counterpart of a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivables. As of December 31, 2017 and 2016, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. The accounting exposure to credit risk is monitored constantly according to the behavior of payment of the debtors. Credit is assigned on a customer-to -customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX, S.A.B. de C.V.’s management requires guarantees from its customers and financial counterparties with regard to financial assets.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Credit risk - Continued

CEMEX, S.A.B. de C.V.’s management has established a policy of low risk which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Threshold of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by can only carry out transactions by paying cash in advance. As of December 31, 2017, considering the Company’s best estimate of potential incurred losses based on an analysis of age and considering recovery efforts, the allowance for doubtful accounts was $256 (US$13).

The aging of trade accounts receivable as of December 31, 2017 are as follows:

2017
Neither past due, nor impaired portfolio	$3,515
Past due less than 90 days portfolio	253
Past due more than 90 days portfolio	481

$4,249

Liquidity risk

Liquidity risk is the risk that CEMEX, S.A.B. de C.V. will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, in order to meet CEMEX, S.A.B. de C.V.’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX, S.A.B. de C.V. relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX, S.A.B. de C.V. is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX, S.A.B. de C.V.’s results and reduce cash from operations. The maturities of CEMEX, S.A.B. de C.V.’s contractual obligations are included in note 20. As of December 31, 2017 and 2016, the potential requirement for additional margin calls under our different commitments is not significant.

As of December 31, 2017, current liabilities, which included $24,954 of current maturities of debt and other financial obligations, exceed current assets in $87,792. For the year ended December 31, 2017, CEMEX, S.A.B. de C.V. generated net cash flows provided by operating activities for $7,389. The Company’s management considers that CEMEX, S.A.B. de C.V. will generate sufficient cash flows from operations. In addition, CEMEX, S.A.B. de C.V. has committed available lines of credit under its 2017 Credit Agreement, which includes the revolving credit facility and an undrawn tranche for a combined amount of $29,711 (US$1,512), as well as CEMEX, S.A.B. de C.V.’s proven capacity to continually refinance and replace its short-term obligations, will enable CEMEX to meet any liquidity risk in the short-term.

In connection with the current liabilities with related parties for $58,740, mainly from New Sunward Holdings. B.V. and CEMEX México, S.A. of C.V. (note 17), CEMEX, S.A.B. of C.V. has proven successful in refinancing such liabilities.

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.’s and/or third party’s shares. As described in note 16.4, considering specific objectives, CEMEX, S.A.B. de C.V. has entered into equity forward contracts on third-party shares, as well as capped calls based on the price of CEMEX, S.A.B. de C.V.’s own ADSs. Under these equity derivative instruments, there is a direct relationship in the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in the income statement as part of “Financial income and other items, net” Until December 31, 2016, a significant decrease in the market price of CEMEX, S.A.B. de C.V.’s ADSs would negatively affect CEMEX, S.A.B. de C.V.’s liquidity and financial position. During 2017, all outstanding capped calls based on the price of CEMEX´s own ADSs were early settled.

As of December 31, 2017, the potential change in the fair value of CEMEX, S.A.B. de C.V.’s forward contracts in GCC shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of GCC shares in dollars, with all other variables held constant, CEMEX, S.A.B. de C.V.’s net income for 2017 would have reduced in US$14 ($283), as a result of additional negative changes in fair value associated with these contracts. A 10% hypothetical increase in the price of GCC shares in 2017 would have generated approximately the opposite effect, respectively.

In addition, even though the changes in fair value of CEMEX, S.A.B. de C.V.’s embedded conversion option in the Mandatorily Convertible Notes 2019 denominated in a currency other than the functional issuer’s currency affect the income statement, they do not imply any risk or variability in cash flows, considering that through their exercise, CEMEX, S.A.B. de C.V. will settle a fixed amount of debt with a fixed number of shares. As of December 31, 2017 and 2016, the potential change in the fair value of the embedded conversion options in the Mandatorily Convertible Notes 2019 that would result from a hypothetical, instantaneous increase of 10% in the market price of CEMEX, S.A.B. de C.V.’s CPOs, with all other variables held constant, would have decreased CEMEX, S.A.B. de C.V.’s net income for US$9 ($180) in 2017 and decreased US$8 ($162) in 2016; as a result of additional negative changes in fair value associated with this option. A 10% hypothetical decrease in the CEMEX, S.A.B. de C.V. CPO price would generate approximately the opposite effect.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

17)	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

17.1)	ACCOUNTS RECEIVABLE AND PAYABLE WITH RELATED PARTIES

Balances and operations between CEMEX, S.A.B. de C.V. and the subsidiaries and associates companies result mainly from: (i) businesses and operational activities in Mexico; (ii) the acquisition or sale of shares of subsidiaries within the group; (iii) billing of administrative services, rents, rights to use brands and commercial names, royalties and other services rendered between affiliated companies; and (iv) loans between subsidiaries and associates companies. The transactions between subsidiaries and associates companies are conducted at arm’s length. When market prices and/or market conditions are not readily available, CEMEX, S.A.B. de C.V. conducts transfer pricing studies to assure compliance with regulations applicable to transactions between related parties.

For the transactions mentioned above, as of December 31, 2017 and 2016, the main accounts receivable and payable with related parties, are the following:

	Assets		Liabilities
2017	Short-term	Long-term	Short-term	Long-term
New Sunward Holdings. B.V.	$—	—	35,783	—
CEMEX Operaciones México, S.A. de C.V.	—	—	628	—
CEMEX Concretos, S.A. de C.V.	456	—	—	49
CEMEX México, S.A. de C.V.	—	—	20,128	—
CEMEX Central, S.A. de C.V.	—	—	2,259	—
Transenergy, Inc.	—	—	942	—
TEG Energía, S.A. de C.V.	—	—	—	324
Proveedora Mexicana de Materiales, S.A. de C.V.	207	—	—	—
Others	537	—	401	—

	$1,200	—	60,141	373

	Assets		Liabilities
2016	Short-term	Long-term	Short-term	Long-term
New Sunward Holdings. B.V.	$—	—	39,817	—
CEMEX Operaciones México, S.A. de C.V.	938	—	—	—
CEMEX Concretos, S.A. de C.V.	728	—	—	264
CEMEX México, S.A. de C.V.	—	—	17,342	—
CEMEX Central, S.A. de C.V.	—	—	535	—
Transenergy, Inc.	—	—	529	72
TEG Energía, S.A. de C.V.	—	—	—	466
Proveedora Mexicana de Materiales, S.A. de C.V.	202	—	—	—
Others	159	—	517	—

	$2,027	—	58,740	802

17.2)	MAIN OPERATIONS WITH RELATED PARTIES

The main operations of CEMEX, S.A.B. de C.V. with related parties for the years ended December 31, 2017, 2016 and 2015, are as follows:

	2017	2016	2015
Revenues:
Net sales	$4,704	5,013	4,861
Rental income (note 3)	65	63	54
License fees (note 3)	671	744	679
Cost of sales and operating expenses:
Raw material and other production cost	5,831	5,507	5,568
Management service expenses	4,758	4,159	4,412
Rental expense	3,630	3,540	3,274
Financing cost (income):
Financial expenses	2,429	1,208	492
Other financial (income) expense, net	37	(409)	(537)

During 2015, in connection with all businesses and operational activities of the cement and aggregates sectors in Mexico, CEMEX, S.A.B. de C.V. agreed a contract of operating leases with its subsidiaries CEMEX México, S.A. de C.V. and CEMEX Agregados, S.A. de C.V., primarily for operating facilities, cement storage and distribution facilities, under which annual rental payments are required plus the payment of certain operating expenses related to leased assets. In addition, with the in integration of some activities of the ready-mix concrete, CEMEX, S.A.B. de C.V. agreed a contract of finance leases with its subsidiary CEMEX Concretos, S.A. de C.V., primarily for the ready-mix trucks.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Main operations with related parties - continued

As of December 31, 2017 and 2016, CEMEX, S.A.B. de C.V. had the following contractual obligations with related parties are as follows:

(Millions of U.S. dollars)		2017						2016
		Less than	1-3	3-5	More than
Obligations		1 year	Years	Years	5 Years	Total		Total
Finance leases with related parties	US	$9	3	—	—	12	US	$32
Operating leases with related parties		170	511	341	—	1,022		1,145

Total leases with related parties	US	$179	514	341	—	1,034	US	$1,177

		$3,517	10,100	6,701	—	20,318		$24,387

In connection with the transfer of CEMEX, S.A.B. de C.V. assets and activities related to the ready-mix concrete pumping in Mexico to Cementos Españoles de Bombeo, S. de R.L., during 2016 (note 11), CEMEX, S.A.B. de C.V. derecognized the related finance leases of such assets for US$9 ($186).

In addition, for the years ended December 31, 2017, 2016 and 2015, in the ordinary course of business, CEMEX, .S.A.B. de C.V. has entered into transactions with related parties (outside CEMEX´s group) for the sale of products, purchase of services or the lease of assets, all of which are not significant for CEMEX, S.A.B. de C.V. and the related party, are incurred for non-significant amounts and are executed under market terms and conditions following the same commercial principles and authorizations applied to other third parties. These identified transactions are approved annually by the CEMEX, S.A.B. de C.V.’s Board of Directors. None of these transactions are material to be disclosed separately.

18)	INCOME TAXES

18.1)	INCOME TAXES FOR THE PERIOD

The amounts of income tax revenue (expense) in the income statements for 2017, 2016 and 2015 are summarized as follows:

	2017	2016	2015
Current income tax	$(295)	(90)	9,447
Deferred income tax	1,033	(3,309)	(4,481)

	$738	(3,399)	4,966

As of December 31, 2017, tax loss and tax credits carryforwards and reserved carryforwards expire as follows:

		Amount of
	Amount of	reserved
	carryforward	carryforwards
2024	$17,135	17,135
2025 and thereafter	56,938	56,938

	$74,073	74,073

In December 2013, the Mexican Congress approved amendments to the income tax law effective January 1, 2014, which eliminated the tax consolidation regime. A period of up to 10 years was established for the settlement of any liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the rules issued for the disconnection of the tax consolidation regime amounted to $24,804. In October 2015, a new tax reform approved by the Mexican Congress (the “new tax reform”) granted entities the option to settle a portion of the liability for the exit of the tax consolidation regime using available tax loss carryforwards of the previously consolidated entities, considering a discount factor, and a tax credit to offset certain items of the aforementioned liability.

Consequently, as a result of payments made during 2014 and 2015, the liability was further reduced to $16,244, which after the application of tax credits and assets for tax loss carryforwards (as provided by the new tax reform) which had a book value for CEMEX, S.A.B. de C.V. before discount of $11,136, as of December 31, 2015, CEMEX, S.A.B. de C.V.’s liability was reduced to $3,971. As of December 31, 2017 and 2016, considering payments made during these years net of inflation adjustments, CEMEX, S.A.B. de C.V. reduced the balance payable to $2,456 and $3,236, respectively.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

18.2)	DEFERRED INCOME TAXES

The effect of deferred income taxes for the period represents the difference between the income tax balances at the beginning and end of the period. As of December 31, 2017 and 2016 the temporary differences that generated the deferred income tax assets and liabilities of CEMEX, S.A.B. de C.V. are presented below:

	2017	2016
Deferred tax assets:
Allowances for doubtful accounts	$77	66
Provisions	170	144
Advances from customers	872	533
Accounts payable to related parties	108	251
Derivative financial instruments	120	1,033

Total deferred tax assets	1,347	2,027

Deferred tax liabilities:
Land and buildings	(488)	(644)
Derivative financial instruments	(130)	(549)
Convertible securities	95	(31)
Equity accounted investees	—	(1,004)
Advance payments	4	29

Total deferred tax liabilities	(519)	(2,199)

Net deferred tax assets (liabilities)	$828	(172)

CEMEX, S.A.B. de C.V. does not recognize a deferred tax liability for the undistributed earnings generated by its subsidiaries, considering that such undistributed earnings are expected to be reinvested and not generating taxable income in the foreseeable future. In addition, for the year ended December 31, 2017, CEMEX, S.A.B. de C.V. recognized an income tax expense of $33 within other comprehensive income in stockholders’ equity related with the net investment hedge (note 16.4).

18.3)	RECONCILIATION OF EFFECTIVE INCOME TAX RATE

For the years ended December 31, 2017, 2016 and 2015, the effective income tax rates were as follows:

	2017	2016	2015
Net income (loss) before income tax	$14,483	17,432	(3,765)
Income tax	738	(3,399)	4,966

Effective income tax rate [1]	(5.1)%	19.5%	131.9%

1	The average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in the income statement.

The effects of inflation are recognized differently for tax purposes and for book purposes. This situation, as in the differences between book and tax bases, give rise to permanent differences between the approximate tax rate and the effective rate shown in the income statement of CEMEX, S.A.B. de C.V.

As of December 31, 2017, 2016 and 2015, these differences are as follows:

	2017		2016		2015
	%	(Expense) benefit $	%	(Expense) benefit $	%	(Expense) benefit $
Tax law income tax rate	30.0	(4,345)	30.0	(5,230)	30.0	1,129
Results on tax benefits for the year	—	—	—	—	30.2	1,136
Inflation adjustments	32.8	(4,755)	12.5	(2,178)	(28.0)	(1,056)
Non-deductible and other items	(67.9)	9,838	(23.0)	4,009	99.7	3,757

Effective tax rate and benefit (expense)	(5.1)	738	19.5	(3,399)	131.9	4,966

The Results on tax benefits for the year, includes changes during the period related to deferred tax assets originated by tax loss carryforwards.

19)	STOCKHOLDERS’ EQUITY

As of December 31, 2017 and 2016, there were 20,541,277 CPOs and 19,751,229 CPOs, respectively, held by subsidiaries.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

19.1)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2017 and 2016, common stock and additional paid-in capital was as follows:

	2017	2016
Common stock	$4,171	4,162
Additional paid-in capital	140,483	123,174

	$144,654	127,336

As of December 31, 2017 and 2016, the common stock of CEMEX, S.A.B. de C.V. was represented as follows:

	2017		2016
Shares [1]	Series A [2]	Series B [2]	Series A [2]	Series B [2]
Subscribed and paid shares	30,214,469,912	15,107,234,956	28,121,583,148	14,060,791,574
Unissued shares authorized for executives’ stock compensation programs	531,739,616	265,869,808	638,468,154	319,234,077
Shares that guarantee the issuance of convertible securities [3]	4,529,605,020	2,264,802,510	5,218,899,920	2,609,449,960

	35,275,814,548	17,637,907,274	33,978,951,222	16,989,475,611

1	As of December 31, 2017 and 2016, 13,068,000,000 shares correspond to the fixed portion, and 39,845,721,822 shares in 2017 and 37,900,426,833 shares in 2016 correspond to the variable portion.
2	Series “A” or Mexican shares may represent at least 64% of common stock, meanwhile, Series “B” or free subscription shares must represent at most 36% of CEMEX, S.A.B. de C.V.’s capital stock.
3	Shares that guarantee the conversion of both the outstanding and mandatorily convertible securities and new securities issues (note 16.2).

On March 30, 2017, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,687 million shares (562 million CPOs), which shares were issued, representing an increase in common stock of $5, considering a nominal value of $0.00833 per CPO and an additional paid-in capital of $9,459; and (ii) increase the variable common stock by issuing up to 258 million shares (86 million CPOs), which will be kept in CEMEX, S.A.B. de C.V.’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX, S.A.B. de C.V.’s convertible securities (note 16.2).

On March 31, 2016, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,616 million shares (539 million CPOs), which shares were issued, representing an increase in common stock of $4, considering a nominal value of $0.00833 per CPO and an additional paid-in capital of $6,966; and (ii) increase the variable common stock by issuing up to 297 million shares (99 million CPOs), which will be kept in CEMEX, S.A.B. de C.V.’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX, S.A.B. de C.V.’s convertible securities (note 16.2).

On March 26, 2015, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,500 million shares (500 million CPOs), which shares were issued, representing an increase in common stock of $4, considering a nominal value of $0.00833 per CPO and an additional paid-in capital of $7,613; and (ii) increase the variable common stock by issuing up to 297 million shares (99 million CPOs), which will be kept in CEMEX, S.A.B. de C.V.’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX, S.A.B. de C.V.’s convertible securities (note 16.2).

In addition, in connection with the long-term executive share-based compensation program in 2017, 2016 and 2015, CEMEX, S.A.B. de C.V. issued approximately 53.2 million, 53.9 million and 49.2 million CPOs, respectively, generating an additional paid-in capital of $791 in 2017, $742 in 2016 and $655 in 2015, associated with the fair value of the compensation received by executives.

19.2)	RETAINED EARNINGS

CEMEX, S.A.B. de C.V.’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the equity represented by the common stock. As of December 31, 2017, 2016 and 2015, the legal reserve amounted to $1,804.

20)	CONTINGENCIES AND COMMITMENTS

20.1)	GUARANTEES

As of December 31, 2017 and 2016, CEMEX, S.A.B. de C.V. had guaranteed loans to certain subsidiaries of US$1,506 ($29,601) and US$2,887 ($59,819), respectively.

20.2)	PLEDGED ASSET

CEMEX, S.A.B. de C.V. transferred to a guarantee trust the shares of its main subsidiaries, including CEMEX México, S.A. de C.V. and CEMEX España, S.A., and entered into pledge agreements in order to secure payment obligations under the Credit Agreement (formerly under the Facilities Agreement) and other debt instruments entered into prior to the date of these agreements (note 16.1).

As of December 31, 2017 and 2016, there are no liabilities secured by property, machinery and equipment.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

20.3)	OTHER COMMITMENTS

Assets held for sale are measured at the lower of their estimated realizable value, less costs to sell, and their carrying amounts, as well as liabilities directly related with such assets. On December 2, 2016, CEMEX, S.A.B. de C.V. agreed the sale of its assets and activities related to the ready mix concrete pumping in Mexico to Cementos Españoles de Bombeo, S. de R.L., subsidiary in Mexico of Pumping Team S.L.L. (“Pumping Team”), specialist in the supply of ready mix concrete pumping services based in Spain, for $1,649, which includes the sale of fixed assets upon closing of the transaction for $309 plus administrative and client and market development services, as well as the lease of facilities in Mexico that CEMEX, S.A.B. de C.V. will supply to Pumping Team over a period of ten years with the possibility to extend for three additional years, for an aggregate initial amount of $1,340, plus a contingent revenue subject to results for up to $557 linked to annual metrics beginning in the first year and up to the fifth year of the agreement. On April 28, 2017, after receiving the approval by the Mexican authorities, CEMEX, S.A.B. de C.V. concluded the definite sale.

20.4)	CONTRACTUAL OBLIGATIONS

As of December 31, 2017 and 2016, CEMEX, S.A.B. de C.V. had the following contractual obligations are as follows:

(Millions of U.S. dollars)		2017						2016
Obligations		Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total		Total
Long-term debt[1]	US	$795	517	2,411	4,261	7,984	US	$8,333
Convertible notes[2]		379	527	—	—	906		1,230
Finance leases obligations[3]		2	8	—	—	10		—

Total debt and other financial obligations		1,176	1,052	2,411	4,261	8,900		9,563
Interest payments on debt[4]		345	763	603	676	2,387		2,612
Operating leases		5	9	9	4	27		—

Total contractual obligations	US	$1,526	1,824	3,023	4,941	11,314	US	$12,175

		$29,986	35,842	59,401	97,090	222,319		$252,266

1

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX, S.A.B. de C.V. has replaced its long-term obligations for others of a similar nature.

2	Refers to the convertible notes described in note 16.2 and assumes repayment at maturity and no conversion of the notes.
3	Represent nominal cash flows.
4	For the determination of the future estimated interest payments on floating rate denominated debt, CEMEX, S.A.B. de C.V. used the floating interest rates in effect as of December 31, 2017 and 2016.

21)	CONTINGENCIES

In December 2016, CEMEX, S.A.B. de C.V. received subpoenas from the United States Securities and Exchange Commission (“SEC”) seeking information that may allow determining whether there are violations of the U.S. Foreign Corrupt Practices Act in connection with Maceo’s project, an investment project made by one of CEMEX, S.A.B. de C.V.’s subsidiaries located in Colombia. These subpoenas do not mean that the SEC has concluded that CEMEX, S.A.B. de C.V. has broken the law. CEMEX, S.A.B. de C.V.’s internal audits and investigations question certain payments made in connection with Maceo’s project. These payments, which amount to US$16 ($326), were made to non-governmental individual in connection with the purchase of the factory land, adjacent land, mining rights and the benefits of the free trade zone of Maceo’s project, were made in breach of CEMEX, S.A.B. de C.V. established protocols. CEMEX, S.A.B. de C.V. has been cooperating with the SEC and intends to continue cooperating fully with the SEC. It is possible that the United States Department of Justice or investigatory entities in other jurisdictions may also open investigations into this matter. To the extent they do so, CEMEX, S.A.B. de C.V. intends to cooperate fully with those inquiries, as well. As of December 31, 2017, CEMEX, S.A.B. de C.V. is neither able to predict the duration, scope, or outcome of the SEC investigation or any other investigation that may arise, nor has elements to determine the probability that the SEC’s investigation results may or may not have a material adverse impact on its results of operations, liquidity or financial position.

In addition, CEMEX, S.A.B. de C.V. is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX, S.A.B. de C.V. considers that in those instances in which obligations have been incurred, CEMEX, S.A.B. de C.V. has accrued adequate provisions to cover the related risks. CEMEX, S.A.B. de C.V. believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX, S.A.B. de C.V. is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX, S.A.B. de C.V. may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX, S.A.B. de C.V.’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX, S.A.B. de C.V. has disclosed qualitative information with respect to the nature and characteristics of the contingency, but has not disclosed the estimate of the range of potential loss.

22)	SUBSEQUENT EVENTS

On January 10, 2010, in connection with the tender offer of the January 2022 Notes, CEMEX, S.A.B. de C.V. incurred a payment of €419, which included, the principal amount outstanding of the notes of €400 plus the premium offer and the accrued interest at the date of redemption (note 16.1)

KPMG Cárdenas Dosal, S.C. Manuel Avila Camacho 176 P1, Reforma Social, Miguel Hidalgo, C.P. 11650, Ciudad de Mexico. Telefono: +01 (55) 5246 8300 kpmg.com.mx

Independent auditors’ report

To the Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.

Opinion

We have audited the separate financial statements of CEMEX, S.A.B. de C.V. (“the Company”), which comprise the separate statements of financial position as at December 31, 2017 and 2016, the separate statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2017, 2016 and 2015, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the unconsolidated financial position of the Company as at December 31, 2017 and 2016, and its unconsolidated financial performance and its unconsolidated cash flows for the years ended December 31, 2017, 2016 and 2015 in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Mexico and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

“D.R.” © KPMG Cardenas Dosal, S.C., la firma mexicana miembro de la red de firmas miembro de KPMG afilidas a KPMG International Cooperative (“KPMG International”),

una entided suiza. Impreso en Mexico. Todos los derechos reservados.

Aguascalientes, Ags.	Guadalajara, Jal.	Puebla, Pue.
Cancun, Q, Roo.	Hermosillo, Son.	Queretaro, Qro
Ciudad de Mexico.	Leon, Gto.	Reynosa, Tamps
Ciuded Juarez , Chih.	Merida, Yuc.	Saltillo, Coah.
Culiacan, Sin.	Mexicali, B.C.	San Luis Potosi, S.L.P.
Chihuahua, Chih.	Monterray, N.L.	Tijuana, B.C.

Measurement of Investments in subsidiaries
See Note 12 to the financial statements
The key audit matter	How the matter was addressed in our audit

The Company’s investments in subsidiaries represent approximately 96% of the Company’s unconsolidated assets and is therefore the most significant component of the Company’s balance sheet.

Management’s evaluation of potential triggering events over impairment of its investments requires the exercise of critical judgment, making this a key audit matter.

We also audit the consolidated financial statements of the Company and issued our audit opinion thereon on this same date. When performing the audit of the consolidated financial statements we assessed the Company’s goodwill impairment analysis over the most significant subsidiaries. We used such analysis to consider, whether management’s conclusions with respect to potential impairment triggering events was appropriate, considering the amount of investments in subsidiaries from a separate financial statement perspective.

Recoverability of deferred tax assets related to tax loss carry forwards
See Note 18.2 to the financial statements
The key audit matter	How the matter was addressed in our audit

The Company has significant unrecognized deferred tax assets in respect of tax losses. There is inherent uncertainty involved in forecasting future taxable profits, which determines the extent to which deferred tax assets are or are not recognized. The periods over which the deferred tax assets are expected to be recovered can be extensive.

As a result, we consider this to be a key audit matter.

The Company’s separate financial position shows a significant concentration in liabilities denominated in U.S. dollars which, for Mexican tax reporting purposes, results in significant foreign exchange fluctuations which are deductible/taxable in the year in which they accrue as a result of changes in the exchange rate of the Mexican peso to the U.S. dollar. The current uncertainty on said exchange rate increases the amount of judgment needed to conclude on the projections of future taxable income.

Our procedures included considering historical levels of taxable profits and comparing the assumptions used in respect of future taxable profit forecasts to those used in the Company’s long-term forecasts, such as the forecasts prepared in relation to goodwill impairment evaluations used in preparation of the consolidated financial statements.

Our tax specialists assisted in evaluating the reasonableness of key tax assumptions, timing of reversal of temporary differences and expiration of tax loss carry forwards based on our knowledge of applicable tax regulations.

For our analysis of recoverability of deferred tax assets related to tax losses, we evaluated management’s scenarios of the possible changes in exchange rates of the Mexican peso to the U.S. dollar in order to conclude whether it was reasonable or not to recognize such tax losses. Nonetheless, there is significant uncertainty with respect to future exchange gains or losses that may affect the use of such tax losses and may therefore affect the carrying amount of the related deferred tax assets.

We also assessed the adequacy of the Company’s disclosures setting out the basis of the deferred tax asset balances and the level of estimation involved.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Joaquin Alejandro Aguilera Davila

KPMG Cardenas Dosal, S.C.

Monterrey, N.L.

February 1, 2018